UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD. AS AT
JUNE 30, 2022 AND DECEMBER 31, 2021, AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF FINANCIAL POSITION

AS AT JUN. 30 2022 AND DEC. 31, 2021 US$ MILLIONS	Note	2022	2021
Assets
Cash and cash equivalents	4	$2,084	$393
Investments	4	27,050	4,943
Accrued investment income		247	21
Reinsurance recoverables		28	—
Premiums due and other receivables		424	—
Reinsurance funds withheld		4,861	4,650
Derivative assets	4	24	146
Deferred tax asset		469	20
Property and equipment		180	2
Prepaid pension		138	—
Equity accounted investments	5	1,784	344
Deferred acquisition costs	7	1,111	776
Reinsurance assets	8	576	169
Investment properties	6	545	—
Other assets		263	29
Goodwill	3,10	176	—
Separate account assets	4	1,059	—
Total assets		41,019	11,493
Liabilities
Future policy benefits	8	14,410	8,497
Policyholders' account balances	8	13,942	—
Policy and contract claims	8	1,734	—
Unearned premium reserve		1,089	—
Due to related parties	12	331	467
Reinsurance payable		76	75
Derivative liabilities	4	29	1
Other policyholder funds		321	—
Notes payable	4	159	—
Corporate borrowings	9	1,795	693
Subsidiary borrowings	9	1,495	—
Deferred revenue		79	82
Liabilities issued to reinsurance entities	4	216	167
Funds withheld liabilities	4	10	12
Preferred shares	11	2,459	—
Other liabilities		507	64
Separate account liabilities	4	1,059	—
Total liabilities		39,711	10,058
Equity
Class A exchangeable and Class B		539	539
Class C		761	896
Non-controlling interests		8	—
Total equity		1,308	1,435
Total liabilities and equity		$41,019	$11,493
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2022	2021	2022	2021
Premiums
Gross		$1,504	$50	$1,819	$52
Ceded		(81)	—	(82)	—
Net premiums		1,423	50	1,737	52
Other policy revenue		31	—	31	—
Net investment (loss) income		(158)	39	(258)	(24)
Net investment results from funds withheld		(12)	—	73	—
Total revenues		1,284	89	1,583	28

Income from equity accounted investments	5	72	—	86	—

Benefits and claims paid on insurance contracts	8
Gross		377	21	515	38
Ceded		(93)	(6)	(96)	(12)
Change in future policy benefits	8
Gross		890	59	883	(34)
Ceded		17	5	40	19
Interest credited to policyholders' account balances		5	—	5	—
Commissions for acquiring and servicing policies		62	—	62	—
Changes in deferred acquisition costs	7	(52)	—	(76)	—
Other reinsurance expenses		28	—	55	—
Operating expenses		81	7	98	10
Interest expense		34	—	43	—
Total benefits and expenses		1,349	86	1,529	21
Net income before income taxes		7	3	140	7
Income tax expense		(6)	(1)	(11)	(2)
Net income for the period		$1	$2	$129	$5
Attributable to:
Brookfield Asset Management Inc.[1]		—	2	—	5
Class A exchangeable and Class B shareholders[2]		1	—	3	—
Class C shareholders[2]		2	—	128	—
Non-controlling interests		(2)	—	(2)	—
		$1	$2	$129	$5
Net income per class C share
Basic[3]	12	$0.06	$—	$4.99	$—
1.For the periods prior to June 28, 2021. See Note 2(b).
2.For the period June 28, 2021 onward. See Note 2(b).
3.Basic earnings per share for the three and six months ended January 1, 2021 to June 28, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc., which was a wholly owned subsidiary of Brookfield Asset Management Inc.
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	2022	2021	2022	2021
Net income	$1	$2	$129	$5
Other comprehensive income (loss) that will be reclassified to net income (loss)
Equity accounted other comprehensive loss	(299)	—	(316)	—
Net unrealized loss on available for sale securities	(354)	—	(454)	(1)
Income tax expense	70	—	70	—
Foreign currency translation	(8)	—	(5)	2
Other comprehensive income (loss) that will not be reclassified to net income (loss)
Defined benefit pension plan adjustment	(9)	—	(9)	—
Total other comprehensive (loss) income	(600)	—	(714)	1
Comprehensive (loss) income	$(599)	$2	$(585)	$6

Attributable to:
Brookfield Asset Management Inc.[1]	—	2	—	6
Class A & B Shareholders[2]	1	—	3	—
Class C Shareholders[2]	(597)	—	(585)	—
Non-controlling interests	(3)	—	(3)	—
	$(599)	$2	$(585)	$6
1. For the periods prior to June 28, 2021. See Note 2(b).
2. For the period June 28, 2021 onward. See Note 2(b).
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Loss	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2022	$536	$3	$—	$539	$963	$(51)	$(16)	$896	$—	$1,435
Changes in period:
Net income	—	3	—	3	—	128	—	128	(2)	129
Other comprehensive income (loss)	—	—	—	—	—	—	(713)	(713)	(1)	(714)
Comprehensive income (loss)	—	3	—	3	—	128	(713)	(585)	(3)	(585)
Other items
Equity issuances	—	—	—	—	450	—	—	450	11	461
Return of capital[1]	(3)	—	—	(3)	—	—	—	—	—	(3)
Total change in period	(3)	3	—	—	450	128	(713)	(135)	8	(127)
Balance as at June 30, 2022	$533	$6	$—	$539	$1,413	$77	$(729)	$761	$8	$1,308
1.The Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in each of the first and the second quarters of 2022.
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders				Non-controlling interests
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 2021 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Non-controlling interests	Total Equity
Balance as at January 1, 2021	$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$—	$83
Changes in period:
Net income	—	5	—	5	—	—	—	—	—	—	—	—	—	5
Other comprehensive income	—	—	1	1	—	—	—	—	—	—	—	—	—	1
Comprehensive income	—	5	1	6	—	—	—	—	—	—	—	—	—	6
Other items
Equity issuances	(78)	—	—	(78)	539	—	—	539	712	—	—	712	—	1,173
Common control transaction adjustments	—	(6)	(5)	(11)	—	—	—	—	—	1	—	1	—	(10)
Total change in period	(78)	(1)	(4)	(83)	539	—	—	539	712	1	—	713	—	1,169
Balance as at June 30, 2021	$—	$—	$—	$—	$539	$—	$—	$539	$712	$1	$—	$713	$—	$1,252
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Operating activities
Net income	$129	$5
Non-cash items affecting net income
Premiums received in kind	(910)	—
Amortization and accretion on investments	3	—
Depreciation	3	—
Unrealized losses on investments and derivatives	525	63
Effect of foreign exchange rates	2	—
Income tax expense	11	2
Income from equity accounted investments	(86)	—
Interest credited to policyholders’ account balances	5	—
Net capitalized interest on policy loans and mortgage loans	(2)	—
Realized gain on derivatives	1	—
Changes in non-cash balances related to operations
Changes in premiums due and other receivables	14	—
Changes in reinsurance funds withheld	(213)	—
Changes in deferred tax asset	(3)	—
Changes in reinsurance assets	40	19
Changes in future policy benefits	970	(34)
Charges to policyholders’ account balances	(31)	—
Changes in accrued investment income	(124)	—
Changes in deferred acquisition costs	(76)	—
Changes in working capital and other	203	(11)
Operating activities affecting cash
Income tax paid	(40)	—
Realized gains on investments and derivatives	(70)	(14)
Purchase of derivatives	(27)	—
Sales of derivatives	34	—
Dividend and interest income received	(77)	—
Cash flows from operating activities	281	30

Investing activities
Acquisition of subsidiary, net of cash acquired	(4,086)	—
Dividends and interest received	77	—
Purchase of investments
Corporate bonds	(1,326)	(348)
Government and treasuries	(2,319)	(189)
Common equity	(244)	(291)
Private debt	(247)	—
Preferred shares	(40)	—
Private equity and other	(100)	—
Asset-backed securities	(282)	(10)

Mortgages	(171)	—
Private loans	(121)	(44)
Purchase of short term investments	(697)	—
Proceeds from sales and maturities of investments
Corporate bonds	643	—
Government and treasuries	3,504	495
Private debt	152	—
Private equity and other	34	—
Asset-backed securities	5	—
Mortgages	154	—
Proceeds from disposal of short term investments	1,409	—
Distributions from equity method investments	41	—
Change in collateral held for derivatives	(11)	—
Purchase of equity accounted investments	(306)	—
Proceeds from disposal of derivative instruments	94	—
Proceeds from disposal of property and equipment	2	—
Purchase of intangibles and property and equipment	(7)	(1)
Cash flows from investing activities	(3,842)	(388)

Financing activities
Issuance of common equity	450	1,160
Issuance of preferred equity	2,459	—
Return of capital	(3)	(5)
Borrowings from related parties	255	582
Repayments of borrowings to related parties	(580)	(582)
Borrowings from external parties	3,656	—
Repayment of borrowings to external parties	(1,055)	—
Borrowings issued to reinsurance entities	49	—
Policyholders’ account deposits	141	—
Policyholders’ account withdrawals	(112)	—
Debt issuance costs	(4)	—
Payments to noncontrolling interest	(3)	—
Proceeds from repurchase agreement	197	41
Repayments of repurchase agreement	(197)	(23)
Cash flows from financing activities	5,253	1,173
Cash and cash equivalents
Cash and cash equivalents, beginning of period	393	35
Net change during the period	1,692	815
Foreign exchange on cash balances held in foreign currencies	(1)	1
Cash and cash equivalents, end of period	$2,084	$851
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
Brookfield Asset Management Reinsurance Partners Ltd.
Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company operates a leading financial services business providing reinsurance and other capital based solutions for insurance companies and other stakeholders. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol “BAMR”. The Company’s operations are located primarily in Bermuda, Canada, and the Cayman Islands. The Company’s registered head office is Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Insurance Company (“American National”).
On May 25, 2022, the Company, through its wholly-owned subsidiary BAM Re Holdings, acquired American National, which became an indirect wholly-owned subsidiary of the Company.
Through its operating subsidiaries, the Company offers a broad range of insurance products and services to individuals and institutions, including life insurance, individual and group annuities, health insurance, credit insurance and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The business is presently conducted through our subsidiaries under three operating segments: Reinsurance, Pension Risk Transfer ("PRT") and Direct Insurance.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These Unaudited Interim Condensed Combined Consolidated Financial Statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the Audited Combined Consolidated Financial Statements for the fiscal year ended December 31, 2021, except for the impact of the adoption of the accounting standards described below and for the impact of accounting policies related to American National in the second quarter of 2022, as described further below.
The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
These interim financial statements should be read in conjunction with the Company's December 31, 2021 Audited Combined Consolidated Financial Statements and notes thereto. In particular, the Company’s significant accounting policies were presented as Note 2 to the Audited Combined Consolidated Financial Statements for the fiscal year ended December 31, 2021 included in that report.
The interim financial statements reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issue by the Board of Directors of the Company on August 15, 2022.

(b)Continuity of Interest
As described above, BAM Re was established on December 10, 2020 by Brookfield Asset Management Inc. ("Brookfield") and on June 28, 2021 Brookfield completed the spin-off of the PRT business (the “Business”) to the Company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the Spin-off and has significant influence over the Company subsequent to the spin-off through its interests in the Company. The Business was transferred before spin-off, as part of the reorganization, and therefore the transactions were common control transactions. In accordance with the Company and Brookfield's accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the spin-off.
In addition, certain investments were transferred as part of the reorganization. These are treated as asset acquisitions and are also considered common control transactions. The Company's accounting policy is to record the common control asset acquisitions on the date of occurrence at the historical carrying value, with any gain or loss against the consideration paid being recorded in equity. To reflect this continuity of interest, these interim financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the spin-off and the execution of several agreements (see Note 13). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.
(c)Accounting estimates and judgements
The preparation of the interim financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements. Estimates are subject to uncertainty and can therefore differ significantly from actual results. The items most susceptible to changes in estimates and assumptions include the measurement of future policy benefits, policy and contract claims, reinsurance assets, the fair value of financial assets determined using valuation techniques and the impairment of financial instruments. Actual results may differ from our estimates thereby impacting the interim financial statements. Outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of the asset or liability affected.
Management judgment is also used in applying the accounting policies used to prepare the interim financial statements. The items most susceptible to changes in estimate and judgements are the measurement of reinsurance assets (Note 8), future policy benefits and policy and contract claims (Note 8), and impairment of available-for-sale securities and loans and receivables (Note 4) and goodwill (Note 10).
(d)Earnings per share
The holders of the class C shares are entitled to receive distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Total outstanding class C shares have been used to calculate basic earnings per share. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be ordinary shares, and consequently per share amounts for these classes of shares have not been presented.

Basic earnings per share attributable to class C shareholders are calculated by dividing the Company's net income for the year, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year.
Basic earnings per share for the three and six months ended months ended June 30, 2021 is calculated as earnings per share attributable to Class C shareholder for the period of June 28, 2021 to June 30, 2021. Basic earnings per share for the three and six months ended January 1, 2021 to June 28, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc., which was a wholly owned subsidiary of Brookfield Asset Management Inc.
(e)     Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. The interest of non-controlling shareholders in the acquiree, if applicable, is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.
Transaction costs are recorded as operating expenses in the Condensed Combined Consolidated Statements of Operations.
(f)     Investments
Investments are financial assets which are comprised of debt securities, equity and loans and receivables. The Company uses settlement date to account for private investment transactions and trade date to account for other investment transactions.
Financial assets are classified into one of the following categories:
•Available for sale ("AFS") assets are measured at fair value, with changes in fair value recognized in other comprehensive income (loss);
•Fair value through profit or loss ("FVTPL") assets are measured at fair value, with changes in fair value recognized in net income (loss); and
•Loans and receivables are measured at amortized cost.
Financial assets supporting future policy benefits within our PRT business and modified coinsurance reserves within reinsurance treaties are designated as FVTPL. Any changes in the fair value of the underlying assets matched to the future policy benefits are directly reflected in the future policy benefits. Unless the asset is deemed to be impaired, changes in the fair value of assets matching these liabilities and changes in the corresponding future policy benefits are directly recognized in the Condensed Combined Consolidated Statements of Operations in order to avoid a mismatch that would otherwise arise.
Loans and receivables are measured at amortized cost using the effective interest method, less any applicable provision for impairment.
Financial assets are classified according to their nature and use by the Company at the time of initial recognition. The remaining financial assets other than FVTPL and loans and receivables are classified as AFS. Unrealized gains (losses) are recognized in other comprehensive income. Upon realization, gains or losses are reclassified to the Condensed Combined Consolidated Statements of Operations and recorded in net investment income.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
Any gain or loss arising on derecognition is recognized directly in net income and presented in realized gains (losses) on investments within net investment income.
(g)      Investment properties
Investment properties are held primarily to earn rental income or capital appreciation or for both, but are not for sale in the ordinary course of business. The Company accounts for its investment properties in accordance with IAS 40 Investment Property (“IAS 40”). Investment properties including related improvements are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 15 to 50 years). Rental income is recognized on a straight-line basis over the term of the respective lease and is measured, depreciated and assessed for impairment in the same manner as property and equipment.
(h)      Derivative financial instruments and hedge accounting
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, cross currency swaps, interest rate swaps, equity-indexed options and bond futures. Derivative financial instruments are classified as held for trading which are measured as FVTPL investments. Derivative financial instruments are recorded at fair value on acquisition date and subsequently revalued at fair value at each reporting date. Derivative financial instruments with positive values are recorded as derivative assets and negative fair values are reported as derivative liabilities. Changes in fair value of derivatives are recorded in net investment income in the Statements of Operations.
Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. For those derivatives which qualify and have been designated as fair value hedges, net income includes the changes in the fair value of both the derivative instrument and the hedged risk. The hedged item carrying amount shall be adjusted for the gain or loss.
In some instances. the Company holds collateral to offset exposure from its counterparties relating to its derivative instruments. Collateral that supports credit risk is reported in the Statements of Financial Position as an offset to other invested assets with an associated payable to other liabilities for excess collateral.
Derivatives embedded in reinsurance contracts which are not closely related to the host contract are separated and measured at fair value in the Condensed Combined Consolidated Statements of Financial Position. Changes in the fair value are included in the net investment results from funds withheld in the Condensed Combined Consolidated Statements of Operations.
(i)      Structured entities
The Company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts. The Company is the primary beneficiary of the variable returns of assets held within the entities, and while the Company is not involved in the investment decision process, the investment manager for the structured entities is a related party with significant residual economic interest in the Company. As a result, these entities are consolidated within the Company’s financial statements. We assess the variable returns determination for our structured entities on an ongoing basis.
Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.

(j)     Investment in associates, joint ventures and other limited partnership interests
Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Other limited partnership interests are partnership arrangements in which the Company has more than a minor interest or influence over the investee’s operations, but it does not have a controlling interest and is not the primary beneficiary.
The equity method is used to account for the Company’s investments in associates, joint ventures and other limited partnership interests within the Condensed Combined Consolidated Statements of Financial Position.
Interests in associates, joint ventures and other limited partnership interests accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture or other limited partnership interests is lower than the proportionate share of the investment's underlying fair value, the Company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture or other limited partnership interests is greater than the Company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture or other limited partnership interests is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the Company’s interest in an associate or joint venture or other limited partnership interests is adjusted for the Company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture or other limited partnership interests are recognized in the financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures or other limited partnership interests is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 5.
(k)     Property and equipment
Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. The costs of assets include the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.
Depreciation of property and equipment commences when it is available for use. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of each component of the property and equipment. The estimated useful lives of the property and equipment are three to thirty years.
Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, on a straight-line basis. The ROU asset is depreciated on the straight-line basis over the lease term. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each annual reporting period, with the effect of any changes recognized on a prospective basis.
(l)     Deferred acquisition costs and value of business acquired
Deferred policy acquisition costs ("DAC") are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
DAC on reinsurance business is amortized over the life of the policies in proportion to the estimated gross profits. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as DAC to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances.

DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits. DAC is reduced by a provision for possible inflation of maintenance and settlement expenses determined by means of grading interest rates.
DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized in net unrealized loss on available for sale securities in the Condensed Combined Consolidated Statements of Financial Position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.
DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.
DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.
For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of Business Acquired ("VOBA") is the intangible asset representing the value assigned to contracts already in force.
In conjunction with the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and earnings of associated insurance policies and investment contracts. This intangible asset is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of VOBA is based on certain assumptions, including mortality, persistency, expenses and interest rates that the Company believes to be those of a market participant. The Company amortizes VOBA based on the estimated premium earning patterns.
(m)    Future policy benefits
Contract classifications
Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Condensed Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Measurement
Future policy benefits are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4. BAC’s Appointed Actuary is responsible for determining the amount of future policy benefits in accordance with standards established by the CIA. CALM is used to determine future policy benefits and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that future policy benefits cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
Future policy benefits are determined by NER Ltd. using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Future policy benefits are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.
Future policy benefits are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.
An additional liability is established for Life Income Benefit Rider (“LIBR”) benefits -withdrawals paid after the contract account value is exhausted. The liability accrues in proportion to contractual assessments using the crediting interest rate. The present value of expected excess benefits and assessments is projected over a range of stochastic equity scenarios. Retrospective unlocking is performed by replacing mean stochastic projected assessments and benefits with actual, revising projections of future experience and resolving for the portion of assessments required.
Key reserve assumptions are based on industry standard data adjusted to align with actual experience, if necessary. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish future policy benefit reserves. Due to the many assumptions and estimates used in establishing reserves, and the long-term nature of the reinsurance contracts, the reserving process, while based on standard actuarial practices, is inherently uncertain.
Future policy benefits are determined by American National using US GAAP reserve methodology, as permitted by IFRS 4. Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.
Included within future policy benefits are amounts related to certain contracts or blocks of business that have negative VOBA. Negative VOBA is amortized over the duration of the respective contracts, being 30 years using the straight-line method. We record the fair value of the liabilities assumed in two components: reserves and VOBA. Reserves are established using our best estimate assumptions consistent with the policies described below for future policy benefits and interest sensitive contract liabilities. VOBA is the difference between the fair value of the liabilities and the reserves. Any negative VOBA is recorded within the associated reserves.

(n)     Policyholders’ account balances
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed per derivative accounting guidance.
(o)    Policy and contract claims
Policy and contract claims are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.
(p)    Other policyholder funds
Other policyholder funds consist of liabilities related to dividends payable on participating business. For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends, less net income allocated to stockholders, as well as a pro rata portion of unrealized investment gains (losses), net of tax.
(q)     Reinsurance assets
In the normal course of business, BAC and American National are users of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC and American National remains liable to its policyholders for the portion reinsured.
Reinsurance assets are estimated amounts due to the Company from reinsurers related to paid and unpaid ceded claims and claim adjustment expenses ("CAE") and are presented net of a reserve for collectability. Recoveries of gross ultimate losses under our non-catastrophe reinsurance are estimated by a review of individual large claims and the ceded portion of IBNR using assumed distribution of loss by percentage retained. Recoveries of gross ultimate losses under our catastrophe reinsurance are estimated by applying reinsurance treaty terms to estimates of gross ultimate losses. The most significant assumption is the average size of the individual losses for those claims that have occurred but have not yet been reported and our estimate of gross ultimate losses. The ultimate amount of the reinsurance ceded recoverable is unknown until all losses settle.
At each reporting date, the reinsurance assets, if any, are assessed for impairment. If there is objective evidence that the reinsurance assets are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.

(r)     Separate account assets and liabilities
Separate account assets and liabilities are funds that are held separate from the general assets and liabilities of the Company. Separate account assets include funds representing the internments of variable insurance product contract holders, who bear the investment risk of such funds. Investment income and investment gains and losses from these separate funds accrue to the benefit of the contract holders. The Company reports separately, as assets and liabilities, investments held in such separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contract holder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contract holder. In addition, the Company's qualified pension plan assets are included in separate accounts. The assets of these accounts are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses in the Condensed Combined Consolidated Statements of Operations. Separate accounts are established in conformity with insurance laws and are not chargeable with liabilities that arise from any other business of the Company.
(s)     Premium, benefits, claims incurred, and expenses
Traditional ordinary life and health premiums are recognized as revenue when due. Benefits and expenses are associated with earned premiums to result in recognition of profits over the term of the insurance contracts.
Annuity premiums received on limited-pay and supplemental annuity contracts involving a significant life contingency are recognized as revenue when due. Deferred annuity premiums are recorded as deposits rather than recognized as revenue. Revenues from deferred annuity contracts are principally surrender charges and, in the case of variable annuities, administrative fees assessed to contract holders.
Universal life and single premium whole life revenues represent amounts assessed to policyholders including mortality charges, surrender charges actually paid, and earned policy service fees. Amounts included in expenses are benefits in excess of account balances returned to policyholders.
Property and casualty premiums are recognized as revenue over the period of the contract in proportion to the amount of insurance protection, which is generally evenly over the contract period. Claims incurred consist of claims and CAE paid and the change in reserves.
Gross premiums for PRT and reinsurance issued are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, future policy benefits are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis. Gross benefits and benefits ceded are recorded in the Condensed Combined Consolidated Statements of Operations when they are due and incurred.
(t)     Participating insurance policies
For the majority of participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies, which is limited to the greater of 10% of the profit on participating business, or 50 cents per thousand dollars of the face amount of participating life insurance in-force. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends (less net income allocated to stockholders as indicated above) as well as a pro rata portion of unrealized investment gains (losses).
For all other participating business, the allocation of dividends to participating policyowners is based upon a comparison of experienced rates of mortality, interest and expenses, as determined periodically for representative plans of insurance, issue ages and policy durations, with the corresponding rates assumed in the calculation of premiums.

(u)     Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each year.
Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the Company. To the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credit can be utilized, the deferred tax asset is not recognized.
Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases used in the computation of taxable income and carrying amounts of assets and liabilities in the Condensed Combined Consolidated Financial Statements. Deferred income tax liabilities are recognized for taxable temporary differences, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority within a single taxable entity, or the Company intends to settle its current tax assets and liabilities on a net basis in the case where there exists different taxable entities in the same taxation authority and when there is a legally enforceable right to set off current tax assets against current tax liabilities.
(v)     Pension and postretirement benefit plans
Pension and postretirement benefit obligations and costs for our frozen benefit plans are estimated using assumptions including demographic factors such as retirement age and mortality.
The Company uses a discount rate to determine the present value of future benefits on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. For this purpose, a hypothetical bond portfolio to match the expected monthly benefit payments under the pension plan was constructed with the resulting yield of the portfolio used as a discount rate.
In developing the investment return assumption, we relied on a model that utilizes the following factors:
•Current yield to maturity of fixed income securities
•Forecasts of inflation, GDP growth, and total return for each asset class
•Historical plan performance
•Target asset allocation
•Standard deviations and correlations related to historical and expected future returns of each asset class and inflation
The resulting assumption is the assumed rate of return for the plans' target asset allocation, net of vestment expenses, and reflects anticipated returns of the plans' current and future assets.
Using this approach, the calculated return will fluctuate from year to year; however, it is the Company's policy to hold this long-term assumption relatively constant.

(w)     Provisions
Provisions are recognized when the Company has a present obligation, either legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense is recognized in the Combined Consolidated Statements of Operations, net of any reimbursement.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the obligation, its carrying amount is the present value of those cash flows.
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.
(x)     Preferred shares
On May 25, 2022, the Company issued 98,351,547 Class A Junior Preferred Shares, Series 1 ("preferred shares"), to Brookfield, for proceeds of $2.5 billion. Each preferred share is non-voting and is redeemable at $25 per share. Each of these preferred shares is redeemable, together with any accrued and unpaid dividends, at the option of the issuer, subject to certain restrictions. Further, these preferred shares entitle the holders thereof to a fixed cumulative 4.5% preferential cash dividend payable annually as and when declared by the issuer’s board of directors. At June 30, 2022, there was $11 million of dividends in arrears (Dec. 31, 2021 - $ nil).
The Class A Junior Preferred Shares are retractable by the holder, at par value together with an amount equal to all dividends accrued and unpaid, on demand, at any point on or after seventh anniversary of the date of issue. The preferred shares are recognized as liability due to the redemption nature on the Condensed Combined Consolidated Statements of Financial Position and are classified as amortized cost. The dividends are recognized as interest expense on the Condensed Combined Consolidated Statements of Operations.
(y)     Goodwill
Goodwill is measured as the excess of the sum of the consideration transferred over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is allocated to the cash-generating unit or units to which it relates. The Company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated value-in-use and fair value less costs of disposal. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
The Company assesses the impairment of goodwill by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill has been allocated. The Company uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit, discount rates, terminal capitalization rates, terminal valuation dates, useful lives and residual values.
(z)      Intangible assets
Intangible assets consist of capitalized costs of estimated fair value of distributor relationships, trade name and insurance licenses. Intangible assets are included in Other Assets within the Consolidated Statements of Financial Position.

(i)Distributor Relationships
The distribution assets reflect relationships American National has with third-party intermediaries that sell new business for the Company. These assets are valued using the multi-period excess-earnings method, which derives value based on the present value of the after-tax cash flows attributable to the intangible asset only. The average useful life of distributor relationships is 19 years.
(ii)Trade Name
This represents American National's trade name and was valued using the relief from royalty method, which derives value based on present value of the after-tax royalty savings attributable to owning the intangible asset. The useful life of the trade name is 10 years.
(iii)Insurance Licenses
Given the highly regulated nature of the insurance industry, companies are required to hold certain licenses to operate. These licenses are valued using the comparable transaction method based on observable license transactions in the insurance industry. Insurance licenses represent an indefinite-lived intangible asset.
Definite-lived intangible assets are carried at cost less accumulated amortization. Amortization expense is primarily calculated using the straight-line amortization method.
The Company assesses the impairment of definite-lived intangible assets in accordance with its policy for the impairment of property and equipment. The Company assesses the impairment of indefinite-lived intangible assets in accordance with its policy for the impairment of goodwill.
(aa) Future accounting policy changes
(i)IFRS 17
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which includes deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Statements of Operations within the interim financial statements. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.
(ii)IFRS 9
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9.
In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.

The Company has taken the temporary exemption to apply IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, and it has not previously applied IFRS 9. The percentage of the total carrying amount of the liabilities connected with insurance relative to the total carrying amount of all its liabilities was less than or equal to 90 per cent but greater than 80 per cent, and the Company determined that it did not engage in a significant activity unconnected with insurance.
The Company is currently assessing the impact of implementing IFRS 9.
(iii)Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.
(iv)Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.
(v)Amendments to IAS 12
In May 2021, the IASB published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction', which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its interim financial statements.
(ab)    Impact of COVID-19
Since the outbreak of COVID-19, emergency measures taken in response to the spread of the virus have resulted in significant disruption to business operations globally, resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness. The governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. These developments are constantly evolving and the duration and impact of the COVID-19 pandemic is highly uncertain and cannot be predicted at this time but could have a material impact on the future performance of the assets. Where COVID-19 relates to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.

NOTE 3. ACQUISITION OF BUSINESS
On May 25, 2022, American National was acquired by a wholly-owned subsidiary of the Company. Under the terms of the Merger Agreement, the Company acquired 100% of all American National issued and outstanding shares in exchange for $190 per share, which is equivalent to $5.1 billion. The Company acquired all assets and assumed all liabilities of American National as of the closing date, and consolidates the business for financial statement purposes.

The following summarizes the consideration transferred, fair value of assets acquired and liabilities assumed at the acquisition date:
(in millions)

Total consideration transferred for the acquisition	$5,107
Assets acquired
Cash and cash equivalents	1,021
Investments	22,518
Accrued investment income	101
Reinsurance recoverables	45
Premiums due and other receivables	437
Deferred tax assets	389
Property and equipment	175
Prepaid pension	149
Equity accounted investment	1,402
Deferred acquisition costs	273
Reinsurance assets	386
Investment properties	541
Other assets	198
Separate account assets	1,123
Total assets to be acquired	28,758
Liabilities assumed
Future policy benefits	5,034
Policyholders' account balances	13,940
Policy and contract claims	1,706
Unearned premium reserve	1,073
Other policyholder funds	334
Notes payable	158
Other liabilities	449
Separate account liabilities	1,123
Total liabilities to be assumed	23,817
Less: Noncontrolling interest	(10)
Net assets to be acquired	4,931
Goodwill	$176
Accounting for the acquisition is not finalized, and there remains some measurement uncertainty on the acquisition and June 30, 2022 balances, pending completion of a comprehensive evaluation of the net assets acquired. The interim financial statements at June 30, 2022 reflect management's current best estimate of the purchase price allocation. Final valuation of the assets acquired and liabilities assumed and the completion of the purchase price will occur by the end of the first quarter for 2023. As a result, the excess of the purchase price over the fair value of net assets acquired, representing goodwill of $176 million as at June 30, 2022, will be adjusted in future periods. Goodwill of approximately $176 million was recognized as a result of the acquisition. Goodwill recognized is not deductible for income tax purposes. Acquisition costs of $13 million were expensed at the acquisition date and recorded as Operating expenses on the Condensed Combined Consolidated Statements of Operations.
The acquired business contributed revenues of $223 million and net profit of $16 million to the Company for the period from May 25 to June 30, 2022.

If the acquisition had occurred on January 1, 2022, consolidated pro forma revenue and profit for the period ended June 30, 2022 would have been $1.9 billion and $169 million, respectively. These amounts have been calculated using the subsidiary's results and adjusting them for:
•differences in the accounting standards and policies between the Company and American National, and
•the revised depreciation and amortization that would have been charged assuming the fair value adjustments to investments, property and equipment and intangible assets had applied from January 1, 2022, together with the consequential tax effects.

NOTE 4. FINANCIAL INSTRUMENTS
a)Summary of cash and cash equivalents, investments and derivative assets and liabilities
The summary of financial assets and financial liabilities is as follows:

	2022
AS AT JUN. 30 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$685	$685
Cash equivalents	—	—	1,399	1,399
Total cash and cash equivalents[2]	—	—	2,084	2,084

Derivatives
Foreign exchange forwards	6	—	—	6
Cross currency swaps	1	—	—	1
Options	17	—	—	17
Total derivative assets	24	—	—	24

Debt securities
Bonds
Government and Municipal	362	2,042	—	2,404
Corporate	1,834	13,469	—	15,303
Asset-backed securities	228	720	—	948
Private debt	—	209	13	222
Total debt securities	2,424	16,440	13	18,877

Equity
Common shares	—	538	—	538
Preferred shares	14	70	—	84
Private equity and other	—	297	—	297
Total equity	14	905	—	919

Loans and receivables
Mortgage loans	—	—	5,523	5,523
Private loans	—	—	551	551
Other loans	—	—	372	372
Total loans and receivables	—	—	6,446	6,446

Short term investments
Commercial paper	—	—	655	655
Total short term investments	—	—	655	655

Separately managed accounts	—	118	—	118
Other invested assets	—	19	16	35
Total investments	2,438	17,482	7,130	27,050

Investment properties	—	—	545	545

Separate account assets	—	1,059	—	1,059

Reinsurance funds withheld	4,861	—	—	4,861

Derivative liabilities
Foreign exchange forwards	(9)	—	—	(9)
Cross currency swaps	(20)	—	—	(20)
Total derivative liabilities	(29)	—	—	(29)

Funds withheld liabilities	(10)	—	—	(10)

Separate account liabilities	—	(1,059)	—	(1,059)

Notes payable	—	—	(159)	(159)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.
2. Cash and cash equivalents as at June 30, 2022 includes $59 million of collateral that is pledged to the benefit of the Company from its derivative counterparties with a corresponding liability to return the collateral in liabilities for derivative financial instruments.

	2021
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$320	$320
Cash equivalents	—	—	73	73
Total cash and cash equivalents	—	—	393	393

Derivatives
Foreign exchange forwards	10	—	—	10
Bond futures	9	—	—	9
Options	127	—	—	127
Total derivative assets	146	—	—	146

Debt securities
Bonds
Government and Municipal	377	1,287	—	1,664
Corporate	1,471	253	—	1,724
Asset-backed securities	115	53	—	168
Private debt	—	208	—	208
Total debt securities	1,963	1,801	—	3,764

Equity
Common shares	—	275	—	275
Preferred shares	4	14	—	18
Private equity and other	—	247	—	247
Total equity	4	536	—	540

Loans and receivables
Mortgage loans	—	—	23	23
Private loans	—	—	616	616
Total loans and receivables	—	—	639	639

Total investments	1,967	2,337	639	4,943

Reinsurance funds withheld	4,650	—	—	4,650

Derivative liabilities
Interest rate swaps	(1)	—	—	(1)
Total derivative liabilities	(1)	—	—	(1)

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

The Company assesses that the carrying value of the financial assets measured at amortized cost approximates their fair value.
AFS investments and investments measured at amortized cost are individually evaluated for impairment. For the six months ended June 30, 2022, the Company did not incur any impairment expense (June 30, 2021 – $Nil).
The Company had collateral pledged of $160 million as at June 30, 2022 (December 31, 2021 – $23 million) for the benefit of the Company's counterparties primarily to its derivative instrument contracts, Federal Home Loan Bank agreements, reinsurance agreements, financing and worker's compensation.

b)Fair value hierarchy
Investments measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per IFRS 13 Fair Value Measurement. Under Level 1 of this hierarchy, fair value is derived from unadjusted quoted prices in active markets for identical investments. Under Level 2, fair value is derived from market inputs that are directly or indirectly observable other than unadjusted quoted prices for identical investments. Under Level 3, fair value is derived from inputs that are not based on observable market data.
The following sets out the financial assets and financial liabilities classified in accordance with the above-mentioned fair value hierarchy, excluding financial assets and financial liabilities that are carried at amortized cost.

	2022
AS AT JUN. 30 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$2,196	$—	$2,196
Asset-backed securities	—	228	—	228
Preferred shares	14	—	—	14
Derivative assets	3	21	—	24
Reinsurance funds withheld	—	4,861	—	4,861

Available for sale:
Bonds	587	14,555	369	15,511
Asset-backed securities	—	621	99	720
Private debt	—	—	209	209
Common shares	494	41	3	538
Preferred shares	31	—	39	70
Private equity and other	13	—	284	297
Other invested assets	—	19	—	19
Separate account assets	315	715	29	1,059
Separately managed accounts	—	—	118	118
Total financial assets	$1,457	$23,257	$1,150	$25,864

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	(20)	(9)	—	(29)
Funds withheld liabilities	—	(10)	—	(10)
Available for sale:
Separate account liabilities	(315)	(715)	(29)	(1,059)
Total financial liabilities	$(335)	$(734)	$(29)	$(1,098)

	2021
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$1,848	$—	$1,848
Asset-backed securities	—	115	—	115
Preferred shares	4	—	—	4
Derivative assets	9	137	—	146
Reinsurance funds withheld	—	4,650	—	4,650

Available for sale:
Bonds	1,165	375	—	1,540
Asset-backed securities	—	53	—	53
Private debt	—	—	208	208
Common shares	244	31	—	275
Preferred shares	3	1	10	14
Private equity and other	—	—	247	247
Total financial assets	$1,425	$7,210	$465	$9,100

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	—	(1)	—	(1)
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$—	$(13)	$—	$(13)

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Financial Instruments	Valuation Techniques and Key Inputs
Bonds and other equities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.
The Company evaluates each asset class based on relevant market information, credit information, perceived market movements and sector news. The market inputs utilized in the pricing evaluation, listed in the approximate order of priority, include: benchmark yields, reported trades, pricing source quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and economic events. The extent of the use of each market input depends on the asset class and the market conditions. Depending on the security, the priority of the use of inputs may change or some market inputs may not be relevant. For some securities, additional inputs may be necessary.

Derivative assets/Derivative liabilities	Foreign currency forward contracts—discounted cash flow model—forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.

Valuation model is based on interest rate contracts—discounted cash flow model—forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

Reinsurance funds withheld
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Separate account assets and liabilities
The separate account assets included in the quantitative disclosures fair value hierarchy table are comprised of short-term investments, equity securities, and fixed maturity bonds available-for-sale. Short-term investments and fixed maturity securities are classified as Level 2 measurements. The classifications for separate assets reflect the fair value methodologies of the underlying asset and liability fair value methodologies listed above.

Funds withheld liabilities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The Company performs initial and ongoing analysis and review of the valuation techniques utilized in determining fair value to ensure that they are appropriate and consistently applied, and that the valuation assumptions are reasonable. The Company analyzes and reviews the data, assumptions and valuation model to ensure that the fair value represents a reasonable estimate as at reporting period end and to monitor controls around fair value measurement, which includes quantitative and qualitative analysis and is overseen by the Company’s investment and accounting personnel.
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the Company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Significant unobservable inputs and relationship of unobservable inputs to fair value
Private equity	Discounted cash flows	• Future cash flows The future cash flows are based on cash flows flowing to the underlying investment • Discount rate The discount rate reflects the inherent risk of the underlying investment	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Private debt	Discounted cash flows	• Future cash flows
The future cash flows include expected interest and principal payments.

• Discount rate
The discount rate reflects the credit spreads used and the liquidity conditions of the debt instrument.
• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Equity-index Option	Heston and Black-Sholes Valuation models	• Interest rate (risk-free rate assumptions) • Underlying equity quoted index prices	• Increases (decreases) in interest rate assumptions decrease (increase) fair value • Increases (decreases) in underlying equity index prices increase (decrease) fair value

Separately managed accounts	Common Stock and Warrants
• Guideline public company method uses price multiples from data on comparable public companies.
• Option pricing method
• Current Value Method (CVM)

Preferred Stock
• Guideline public company method uses price multiples from data on comparable public companies.
• CVM

Fixed Income
• Discounted cash flows (yield analysis)
• market transactions approach
• CVM
• Cost	Common Stock and Warrants
• Next Calendar Year Multiple
• Next Calendar Year +1 EBITDA Multiple
•Last Twelve Months Revenue Multiple valuation metric shows revenue for the past 12 month period.
• Last Twelve Months EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.
• Term
• Volatility
• DLOM -discount for lack of marketability

Preferred Stock
• Next Calendar Year Revenue Multiple
• Next Calendar Year +1 EBITDA Multiple
•Last Twelve Months Revenue Multiple valuation metric shows revenue for the past 12 month period.
• Last Twelve Months EBITDA Multiple valuation metric shows earnings before interest, taxes, depreciation and amortization adjustments for the past 12 month period.

Fixed Income
• Discounted rate
• Next Calendar Year EBITDA	• Increases (decreases) in Next Calendar Year Multiple increase (decrease) fair value
• Increases (decreases) in Next Calendar EBITDA Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months Revenue Multiple increase (decrease) fair value
• Increases (decreases) in Last Twelve Months EBITDA Multiple increase (decrease) fair value
• Increases (decreases) in term increase (decrease) fair value
• Increases (decreases) in volatility increase (decrease) fair value
• Increases (decreases) in DLOM decrease (increase) fair value
• Increases (decreases) in discount rate decrease (increase) fair value

Separate account assets and liabilities	Equity method	• Proportionate share of net income of the underlying investment fund
• Proportionate share of other comprehensive income of the underlying investment fund
• Proportionate share of distribution received from the underlying investment fund	• Increases (decreases) in proportionate share of net income of the underlying investment fund increase (decrease) fair value
• Increases (decreases) in proportionate share of other comprehensive income of the underlying investment fund increase (decrease) fair value
• Increases (decreases) in proportionate share of distribution received from the underlying investment fund decrease (increase) fair value
There were no transfers between Level 1, Level 2 or Level 3 during the periods ended June 30, 2022 and December 31, 2021.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The Company's equity accounted investments relate to its investment in associates in AEL Holdings and investments in real estate joint ventures and other limited partnership interests.
The following table presents the change in the Company's equity accounted investment investments in AEL Holdings during the period:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Balance, beginning of period	$344	$—
Additions	254	—
Share of net income	63	—
Share of other comprehensive income	(316)	—
Balance, end of period	$345	$—
The Company's ownership interest in AEL Holdings is 17%. AEL Holdings, through its wholly-owned subsidiaries, is a leading issuer of fixed index annuities through independent agents, banks and broker-dealers in the United States with its corporate headquarters in Des Moines, Iowa.
AEL Holdings' shares are traded on the New York Stock Exchange. The fair value of the Company's shares in AEL Holdings is $581 million based on the quoted price as at June 30, 2022. The Company did not receive dividends from AEL Holdings during the three months ended June 30, 2022.
The Company’s equity in earnings of real estate partnerships is the Company’s share of operating earnings and realized gains from investments in real estate joint ventures and other limited partnership interests using the equity method of accounting.

The following table presents the change in the Company's joint ventures and other limited partnership interests during the period:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	2022	2021
Balance, beginning of period	$—	$—
Additions	55	—
Acquisition from business combination	1,402	—
Share of net income	23	—
Distributions received	(41)	—
Balance, end of period	$1,439	$—
The Company recognizes its share of income and OCI from its weighted average ownership interest in the equity accounted investments one quarter in arrears or less, depending on the most up date information available to the Company.

NOTE 6. INVESTMENT PROPERTIES
The following table presents the changes in the Company's investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Carrying value, beginning of period	$—	$—
Acquisition from business combination	541	—
Additions from expenditure capitalization	2	—
Disposals	(5)	—
Depreciation	(1)	—
Foreign currency translation and other	8	—
Carrying value, end of period	$545	$—

NOTE 7. DEFERRED ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED
The following table presents movement in deferred acquisition costs and the impact on expenses:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Deferred acquisition costs, beginning of period	$776	$—
Acquisition from business combination	273	—
Costs capitalized under reinsurance contracts	118	—
Amortization and other	(56)	—
Deferred acquisition costs, end of period	$1,111	$—
VOBA recognized in connection with the acquisition of American National represents the difference between the fair value of liabilities acquired and reserves established using a weighted-average cost of capital discount rate and other relevant assumptions as at the acquisition date. The acquisition resulted in VOBA of $273 million within direct business written, primarily driven by the property and casualty business. VOBA is amortized based on the estimated premium earning patterns. Amortization expense of VOBA was $14 million since the acquisition date and we expect to record an additional $83 million for the remainder of 2022.

NOTE 8. FUTURE POLICY BENEFITS, POLICY AND CONTRACT CLAIMS AND POLICYHOLDERS' ACCOUNT BALANCES
The Company’s future policy benefits and policy, contract claims and policyholders account balances are as follows:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Gross	$30,086	$8,497
Reinsurance assets	(576)	(169)
Total insurance reserves	$29,510	$8,328
Reinsurance assets reflect immediate and deferred annuity payments ceded under the reinsurance arrangements.
The following table summarizes the movement between insurance reserves for the periods ended June 30, 2022 and June 30, 2021 by its major components:

Future Policy Benefits
FOR THE THREE MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of period	$—	$8,512	$—	$8,512	$148	$8,364
Changes during the period
Acquisition from business combination	3,459	1,627	46	5,132	7	5,125
New business	1	1,228	—	1,229	—	1,229
Normal changes	(236)	(169)	—	(405)	95	(500)
Management actions and changes in assumptions	—	16	—	16	—	16
	3,224	2,702	46	5,972	102	5,870
Impact of foreign exchange[1]	—	(74)	—	(74)	(4)	(70)
Balance at end of period	$3,224	$11,140	$46	$14,410	$246	$14,164

Future Policy Benefits
FOR THE SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of period	$—	$8,497	$—	$8,497	$169	$8,328
Changes during the period
Acquisition from business combination	3,459	1,627	46	5,132	7	5,125
New business	1	1,535	—	1,536	—	1,536
Normal changes	(236)	(520)	—	(756)	73	(829)
Management actions and changes in assumptions	—	53	—	53	—	53
	3,224	2,695	46	5,965	80	5,885
Impact of foreign exchange[1]	—	(52)	—	(52)	(3)	(49)
Balance at end of period	$3,224	$11,140	$46	$14,410	$246	$14,164

Future Policy Benefits
FOR THE THREE MONTHS ENDED JUN. 30 2021 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of period	$—	$1,264	$—	$1,264	$178	$1,086
Changes during the period
New business	—	52	—	52	—	52
Normal changes	—	6	—	6	(4)	10
Management actions and changes in assumptions	—	1	—	1	(1)	2
	—	59	—	59	(5)	64
Impact of foreign exchange[1]	—	16	—	16	3	13
Balance at end of period	$—	$1,339	$—	$1,339	$176	$1,163

Future Policy Benefits
FOR THE SIX MONTHS ENDED JUN. 30 2021 US$ MILLIONS	Life	Annuities	Health	Gross reserves	Reinsurance assets	Net
Beginning of period	$—	$1,339	$—	$1,339	$190	$1,149
Changes during the period
New business	—	55	—	55	—	55
Normal changes	—	(94)	—	(94)	(18)	(76)
Management actions and changes in assumptions	—	5	—	5	(2)	7
	—	(34)	—	(34)	(20)	(14)
Impact of foreign exchange[1]	—	34	—	34	6	28
Balance at end of period	$—	$1,339	$—	$1,339	$176	$1,163

Policy and contract claims
FOR THE THREE AND SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Gross reserves	Reinsurance assets	Net
Beginning of period	$—	$—	$—
Changes during the period
Acquisition from business combination	1,706	116	1,590
New business	—	—	—
Normal changes	12	211	(199)
Management actions and changes in assumptions	16	3	13
	1,734	330	1,404
Balance at end of period	$1,734	$330	$1,404
1.Foreign currency translation reported as a separate component of other comprehensive income.

The following table presents movement in Policyholders’ account balances:

	Three Months Ended		Six Months Ended
FOR THE THREE AND SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	2022	2021	2022	2021
Beginning of period	$—	$—	$—	$—
Changes during the period
Acquisition from business combination	13,939	—	13,939	—
Policyholders' account deposits	141	—	141	—
Interest credited to policyholders' account balances	5	—	5	—
Policyholders' account withdrawals	(112)	—	(112)	—
Charges to policyholders' account balances	(31)	—	(31)	—
Balance at end of period	$13,942	$—	$13,942	$—
Under fair value accounting required by our Canadian PRT business, movement in the fair value of the supporting assets is a primary driver of the movement of insurance reserves. In a duration matched portfolio, changes in the fair value of assets are largely offset by corresponding changes in the fair value of liabilities. The change in the value of the insurance reserves associated with the change in the value of the supporting assets is included within normal changes above. The insurance reserve from reinsurance activities is not sensitive to the fair value of the supporting assets under US GAAP reserve methodology.
The increases in future policy benefits during the three months ended and six months ended June 30, 2022 were mainly due to the impact of the acquisition of American National of $5.1 billion and the new business of $1.2 billion and $1.5 billion, offset by the negative impact of normal changes of $500 million and $829 million respectively, which was primarily driven by the market value changes from increases in interest rates. Management actions and changes in assumptions increased future policy benefits by $16 million for the three months ended and $53 million for the six months ended June 30, 2022, resulting in net increases in future policy benefits, before the negative impact of foreign exchange of $70 million and $49 million respectively.
For the three and six months ended June 30, 2022, the policy and contract claims increased by $1.4 billion primarily driven by the additions from the acquisition of American National.

The acquisition of American National resulted in negative VOBA of $781 million related to the life and annuity business, and has been recognized in the Company's future policy benefits (life and annuities) and policyholders' account balances. Negative VOBA is amortized over 30 years using the straight-line method. Amortized negative VOBA revenue of $2 million was recorded since the acquisition date and we expect to record an additional $12 million for the remainder of 2022.

NOTE 9. CORPORATE AND SUBSIDIARY BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by global banks. The total available amount on the credit facilities is $500 million. The credit facilities bear interest at the specified SOFR, CDOR, or bankers’ acceptance rate plus a spread and have a maturity date of June 2027. As at June 30, 2022, $122 million was drawn on the bilateral credit facilities.
The Company has a $1.0 billion 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at June 30, 2022, the facility had $672 million outstanding.
In April 2022, the Company entered into a $1.0 billion 364-day secured facility. As at June 30, 2022, the facility was fully drawn.
The facilities require the Company to maintain a minimum net worth covenant. At at June 30, 2022, the Company was in compliance with its financial covenants.
The Company also has a revolving credit facility with Brookfield that, as at June 30, 2022, permitted borrowings of up to $400 million. As at June 30, 2022, there were no amounts drawn on the facility.
Subsidiary borrowings of $1.5 billion relates to debt issued at American National.

NOTE 10. GOODWILL
Goodwill is the excess of cost over the estimated fair value of net assets acquired. As at June 30, 2022, the Company had $176 million in goodwill which was related to the Direct Insurance segment. There is no accumulated impairment balance associated with goodwill. The Company performs a goodwill impairment analysis annually as of December 31, and more frequently if facts and circumstances indicate that goodwill may be impaired.
The reconciliation of the carrying value of goodwill is in the following table:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Cost
Balance, beginning of period	$—	$—
Acquisition from business combination	176	—
Impairment	—	—
Balance, end of period	$176	$—

NOTE 11. SHARE CAPITAL
The Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $39.74 per share;
ii.500,000 Class B Limited Voting Shares with a par value of $39.74 per share;
iii.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
iv.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
v.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vi.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
vii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.
The share capital of the Company as at June 30, 2022 and December 31, 2021 comprises the following:

	June 30, 2022		December 31, 2021
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	10,877,989	$532	10,877,989	$535
Class B shares	24,000	1	24,000	1
Class C shares	34,815,014	1,413	23,544,548	963
Class A Junior Preferred shares	98,351,547	2,459	—	—
Share capital		$4,405		$1,499
\
On May 25, 2022, the Company issued 11,270,466 Class C common shares for $450 million and 98,351,547 Class A junior preferred shares for $2.5 billion to Brookfield.

NOTE 12. EARNINGS PER SHARE
The components of basic earnings per share are summarized in the following table:

FOR THE PERIOD ENDED JUN. 30 2022 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net income for the year	$1	$2	$129	$5
Attributable to:
Brookfield Asset Management Inc.	—	2	—	5
Class A exchangeable and Class B shareholders	1	—	3	—
Class C shareholders	2	—	128	—
Non-controlling interests	(2)	—	(2)	—
Weighted average shares – Class C shares	28,003,194	16,934,688	25,786,188	16,934,688
Earnings per share per class C share basic	$0.06	$0.00	$4.99	$0.00

NOTE 13. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.

a)BAM Re agreements
Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. As of June 30, 2022, there was no amount drawn under the equity commitment.
As of June 30, 2022, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
The Company entered into the Support Agreement on June 28, 2021. The base fee for the three months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil), and for the six months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil).
The Company entered into the Rights Agreement on June 28, 2021. The base fee for the three months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil), and for the six months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil).
The Company entered into the Administration Agreement on June 28, 2021. The base fee for the three months ended June 30, 2022 was $0.3 million (June 30, 2021 - $Nil), and for the six months ended June 30, 2022 was $0.5 million (June 30, 2021 - $Nil). On August 5, 2022, the Administration Agreement was amended to include providing the services of the Chief Financial Officer.
The Company entered into an Investment Management Agreement with Brookfield on June 28, 2021. The base investment management fee for the three months ended June 30, 2022 was $7 million (June 30, 2021 - $Nil), and for the six months ended June 30, 2022 was $11 million (June 30, 2021 - $Nil).
The Company entered into the Brookfield Licensing Agreement on June 28, 2021. The base fee for the three months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil), and for the six months ended June 30, 2022 was $Nil (June 30, 2021 - $Nil).
b)Other related party transactions
On March 10, 2020, BAC entered into a lease arrangement with Brookfield Properties (Canada) Inc. (“BPO”), a related party of Brookfield. The lease arrangement was conducted in the normal course of operations and on market terms. The amount paid to BPO for the leased office facilities and building maintenance for the three months ended June 30, 2022 totaled $0.2 million (June 30, 2021 – $0.2 million), and for the six months ended June 30, 2022 totaled $0.3 million (June 30, 2021 – $0.2 million). As at June 30, 2022, lease liabilities relating to this arrangement were $1.7 million (June 30, 2021 – $1.3 million).
BAC entered into outsourcing arrangements with Brookfield related to information technology, investment fund management, building maintenance, and internal audit services. The amount paid to Brookfield for these services for the three months ended June 30, 2022 totaled $0.2 million (June 30, 2021 – $0.2 million), and for the six months ended June 30, 2022 totaled $0.4 million (June 30, 2021 – $0.2 million). Amounts due to Brookfield related to outsourcing arrangements at June 30, 2022 totaled $0.1 million (June 30, 2021 – $0.1 million).
During the quarter, subsidiaries of the Company purchased investments of $452 million from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the interim financial statements.
During the quarter, NER SPC fully repaid its outstanding loan balance with Brookfield Treasury Management Inc. ("BTMI").
During the quarter, BTMI advanced BAM Re Holdings $159 million via a promissory note repayable within six months.
The Company had $70 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at June 30, 2022. During the quarter, the Company had drawings of approximately $40 million on the deposit to fund new reinsurance and PRT transactions, as well as various investments.

NOTE 14. SEGMENT REPORTING
Effective in the second quarter of 2022, the Company's operations are organized into three operating segments: Reinsurance, PRT and Direct Insurance. These segments are regularly reviewed by the Company’s chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. Prior to this, operations were attributable to two segments: Reinsurance and PRT. During the second quarter of 2022, the Company acquired American National and thus, reporting to the CODM was changed. The periods presented prior to the acquisition of American National reflect the Company's operations attributable to two segments.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( "Distributable Operating Earnings", or "DOE").
Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Direct Insurance[3]	Total
Net premiums	$221	$1,010	$223	$1,454
Other net investment income, including funds withheld	49	24	101	174
Segment revenues	270	1,034	324	1,628
Proportionate share of equity accounted investment adjusted earnings	15	—	—	15
Benefits paid on insurance contracts, net	(69)	(34)	(181)	(284)
Changes in insurance reserves, net	(210)	(992)	(1)	(1,203)
Changes in deferred acquisition costs	35	—	17	52
Interest credited to other policyholder account balances	—	—	(5)	(5)
Other reinsurance expenses	(28)	—	(62)	(90)
Operating expenses excluding transactions costs	(2)	(3)	(44)	(49)
Interest expense	(5)	—	(5)	(10)
Current income tax recovery	—	—	1	1
Segment DOE	6	5	44	55
Corporate expenses				(9)
Interest expense on junior preferred shares				(11)
Depreciation expense				(3)
Income tax expenses				(7)
Transaction costs				(20)
Other mark-to-market on investments and derivatives				(38)
Other corporate activities				—
Less: Proportionate share of equity accounted investment adjusted earnings				(15)
Add: Income from equity accounted investments				49
Net income				$1

1.Net premiums in our Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in our PRT segment include $1 million of insurance contracts ceded to other counterparties.
3.Net premiums in our Direct Insurance segment include $81 million of insurance contracts ceded to other counterparties.

FOR THE SIX MONTHS ENDED JUN. 30 2022 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Direct Insurance[3]	Total
Net premiums	$426	$1,119	$223	$1,768
Other net investment income, including funds withheld	86	58	101	245
Segment revenues	512	1,177	324	2,013
Proportionate share of equity accounted investment adjusted earnings	31	—	—	31
Benefits paid on insurance contracts, net	(173)	(64)	(181)	(418)
Changes in insurance reserves, net	(346)	(1,101)	(1)	(1,448)
Changes in deferred acquisition costs	59	—	17	76
Interest credited to other policyholder account balances	—	—	(5)	(5)
Other reinsurance expenses	(55)	—	(62)	(117)
Operating expenses excluding transactions costs	(7)	(6)	(44)	(57)
Interest expense	(11)	—	(5)	(16)
Current income tax recovery	—	—	1	1
Segment DOE	10	6	44	60
Corporate expenses				(13)
Interest expense on junior preferred shares				(11)
Depreciation expense				(3)
Income tax expenses				(12)
Transaction costs				(24)
Other mark-to-market on investments and derivatives				90
Other corporate activities				11
Less: Proportionate share of equity accounted investment adjusted earnings				(31)
Add: Income from equity accounted investments				62
Net income				$129

1.Net premiums in our Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in our PRT segment include $1 million of insurance contracts ceded to other counterparties.
3.Net premiums in our Direct Insurance segment include $81 million of insurance contracts ceded to other counterparties.

FOR THE THREE MONTHS ENDED JUN. 30 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Total
Net premiums	$—	$50	$—	$50
Other net investment income, including funds withheld	—	9	—	9
Segment revenues	—	59	—	59
Benefits paid on insurance contracts, net	—	(15)	—	(15)
Changes in insurance reserves, net	—	(39)	—	(39)
Other reinsurance expenses	—	—	—	—
Operating expenses excluding transactions costs	—	(6)	—	(6)
Segment DOE	—	(1)	—	(1)
Income tax expense				—
Other mark-to-market on investments and derivatives				3
Net income				$2

FOR THE SIX MONTHS ENDED JUN. 30 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Total
Net premiums	$—	$52	$—	$52
Other net investment income, including funds withheld	—	20	—	20
Segment revenues	—	72	—	72
Benefits paid on insurance contracts, net	—	(26)	—	(26)
Changes in insurance reserves, net	—	(40)	—	(40)
Other reinsurance expenses	—	—	—	—
Operating expenses excluding transactions costs	—	(9)	—	(9)
Segment DOE	—	(3)	—	(3)
Income tax expense				—
Transaction costs				1
Other mark-to-market on investments and derivatives				7
Net income				$5
Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT JUN.30, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$7,782	$3,119	$28,912	$1,206	$41,019
Liabilities	6,806	2,828	25,359	4,718	39,711
Equity	976	291	3,553	(3,512)	1,308

AS AT DEC.31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Direct Insurance	Other[1]	Total
Assets	$7,921	$2,473	$—	$1,099	$11,493
Liabilities	6,803	2,269	—	986	10,058
Equity	1,118	204	—	113	1,435
1 .Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.

NOTE 15. FINANCIAL COMMITMENTS AND CONTINGENCIES
Commitments
As at June 30, 2022, subsidiaries of the Company had loan commitment agreements with third parties to the maximum of $489 million exclusive of taxes and other operating expenses (2021 - $463 million). As at June 30, 2022, $119 million was loaned (December 31, 2021 - $81 million). The amount were recognized as loans and receivables and unrated bonds.
American National and its subsidiaries lease insurance sales office space, technological equipment, and automobiles. The remaining long-term lease commitments at June 30, 2022 were approximately $14 million and are included in the Company's condensed consolidated statements of financial position within other liabilities.
American National had aggregate commitments at June 30, 2022 to purchase, expand or improve real estate, to fund fixed interest rate mortgage loans, and to purchase other invested assets of $1.9 billion of which $852 million is expected to be funded in 2022 with the remainder funded in 2023 and beyond.
American National had outstanding letters of credit in the amount of $4 million as of June 30, 2022 and December 31, 2021.
Federal Home Loan Bank (FHLB) Agreements
American National has access to the FHLB’s financial services including advances that provide an attractive funding source for short term borrowing and for access to other funding agreements. As of June 30, 2022, certain municipal bonds and collateralized mortgage obligations with a fair value of approximately $21 million and commercial mortgage loans of approximately $1.4 billion were on deposit with the FHLB as collateral for borrowing. As of June 30, 2022, the collateral provided borrowing capacity of approximately $903 million. The deposited securities and commercial mortgage loans are included in the Company’s condensed consolidated statements of financial position within investments.
Guarantees
American National has guaranteed bank loans for customers of a third-party marketing operation. The bank loans are used to fund premium payments on life insurance policies issued by American National. The loans are secured by the cash values of the life insurance policies. If the customer were to default on a bank loan, American National would be obligated to pay off the loan. As the cash values of the life insurance policies always equal or exceed the balance of the loans, management does not foresee any loss on these guarantees. The total amount of the guarantees outstanding as of June 30, 2022, was approximately $121 million, while the total cash value of the related life insurance policies was approximately $141 million.

Litigation
American National and certain subsidiaries are defendants in various lawsuits concerning alleged breaches of contracts, various employment matters, allegedly deceptive insurance sales and marketing practices, and miscellaneous other causes of action arising in the ordinary course of operations. Certain of these lawsuits include claims for compensatory and punitive damages. We provide accruals for these items to the extent we deem the losses probable and reasonably estimable. Based upon information presently available, management is of the opinion that the ultimate resultant liability, if any, would not have a material adverse effect on American National’s condensed consolidated financial position, liquidity or results of operations; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future.
Such speculation warrants caution, as the frequency of large damage awards, which bear little or no relation to the economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given lawsuit. These lawsuits are in various stages of development, and future facts and circumstances could result in management changing its conclusions. It is possible that, if the defenses in these lawsuits are not successful, and the judgments are greater than management can anticipate, the resulting liability could have a material impact on our condensed consolidated financial position, liquidity, or results of operations. With respect to the existing litigation, management currently believes that the possibility of a material judgment adverse to American National is remote. Accruals for losses are established whenever they are probable and reasonably estimable. If no one estimate within the range of possible losses is more probable than any other, an accrual is recorded based on the midpoint of the range.

NOTE 16. CAPITAL MANAGEMENT
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
NER SPC and American National are required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority ("BMA"). The Enhanced Capital Requirement ("ECR") is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.
The Company has determined that it is in compliance with all capital requirements as at June 30, 2022 and December 31, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”), dated as of August 15, 2022, covers the financial position as of June 30, 2022 and December 31, 2021 and the results of operations for the three and six months ended June 30, 2022 and June 30, 2021 which are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The information in this MD&A should be read in conjunction with the Unaudited Interim Condensed Combined Consolidated Financial Statements (“the interim financial statements”) as of June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and June 30, 2021.
Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “company” means Brookfield Asset Management Reinsurance Partners Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Asset Management Inc., its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Asset Management Inc. or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.
Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. Our company operates financial services business providing capital based solutions to the insurance industry. Through its operating subsidiaries, our company offers a broad range of insurance products and services to individuals and institutions including life insurance and annuities, health, and personal and commercial property and casualty insurance. Our business is presently conducted through our subsidiaries under three operating segments, which we refer to as our reinsurance business, our PRT business and our direct insurance business. Refer to the "Lines of Business" section of the MD&A for further details on our operating segments' business.
Continuity of Interest
Our company was established on December 10, 2020 by Brookfield, and on June 28, 2021 Brookfield completed the Spin-off of the company by way of a special dividend to holders of Brookfield’s Class A and Class B Limited Voting Shares. Prior to the Spin-off, Brookfield controlled the portion of our business that was spun off to form our company (the “Business”). The Business transferred in connection with the Spin-off represented common control transactions recorded at historical carrying values. In accordance with the company accounting policy, the company has reflected the Business in its financial position and results of operations using Brookfield’s carrying value, prior to the Spin-off. To reflect this continuity of interest, the interim financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

Basis of Presentation
The company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC ("NER SPC"), Brookfield Annuity Company ("BAC") and American National Group, Inc. (“American National”).
Through its operating subsidiaries, our company offers a broad range of insurance products and services to individuals and institutions, including life insurance, individual and group annuities, health insurance, credit insurance and property and casualty insurance for personal lines, agribusiness and certain commercial exposures. The principal operating entities of the company generally maintain their own independent management and infrastructure.
The following financial data is derived from our interim financial statements that are prepared in accordance with IAS 34. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.
Key Financial Data
The following present key financial data of the company:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$, MILLIONS	2022	2021	2022	2021
Total assets	41,019	2,640	41,019	2,640
Net income	1	2	129	5
Adjusted equity[1]	3,767	1,252	3,767	1,252
Distributable Operating Earnings[1,2]	46	3	59	6

1.Distributable operating earnings and adjusted equity are Non-IFRS measures. See “Reconciliation of Non-IFRS Measures”.
2.Distributable operating earnings for the three and six months ended 2022 is inclusive of $9 million and $1 million of net corporate costs relating to activities outside of our three operating segments, respectively

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
The following table summarizes the financial results of our business for the three and six months ended June 30, 2022 and 2021.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 US$, MILLIONS	2022	2021	2022	2021
Net premiums and other policy revenue	$1,454	$50	$1,768	$52
Realized net investment income, including funds withheld	74	14	236	37
Unrealized net investment (loss) income, including funds withheld	(244)	25	(421)	(61)
Total revenues	1,284	89	1,583	28

Income from equity accounted investments	72	—	86	—

Net benefits and claims paid on insurance contracts	284	15	419	26
Change in future policy benefits
Gross	890	59	883	(34)
Ceded	17	5	40	19
Interest credited to policyholders' account balances	5	—	5	—
Commissions for acquiring and servicing policies	62	—	62	—
Changes in deferred acquisition costs	(52)	—	(76)	—
Other reinsurance expenses	28	—	55	—
Operating expenses	81	7	98	10
Interest expense on borrowings	23	—	32	—
Interest expense on preferred shares	11	—	11	—
Total benefits and expenses	1,349	86	1,529	21

Net income before income taxes	7	3	140	7
Income tax expense	(6)	(1)	(11)	(2)
Net income for the period	$1	$2	$129	$5

Comparison of the Three Months Ended June 30, 2022 and 2021
For the three months ended June 30, 2022, we reported net income of $1 million, compared to net income of $2 million for the prior year period.
Gross premiums increased by $1.5 billion for the three months ended June 30, 2022, relative to the same period in 2021. The increase included $1.0 billion related to our PRT business. which closed 7 PRT deals during the period (June 30, 2021 - 7 deals, $50 million premiums), including the single largest PRT transaction ever closed within the Canadian market.
An additional $221 million of new premiums related to additional premiums received on our two large-block reinsurance transactions closed in the third and fourth quarter of 2021.
We recorded $223 million of premiums and other policy revenues related to American National for the one month period following the close of the acquisition on May 25, 2022.

Realized net investment income, including funds withheld, increased by $60 million for the three months ended June 30, 2022, relative to the same period in 2021. Realized net investment income is comprised of interest and dividends received and realized gains and losses on financial instruments. The increase in interest and dividends received in the period reflects the growth in the investment portfolio.
The unrealized net investment loss in the quarter is primarily due to negative mark-to-market movements on the investments measured under fair value through profit and loss as a result of rising interest rates and market volatility experienced during the quarter. Due to the duration of our investment portfolio being slightly shorter than the duration of our insurance contract liabilities, the negative mark-to-market on the investment portfolio was more than offset by the changes in our future policy benefits balances.
Equity accounted income of $72 million includes approximately $23 million related to investments in associates within our American National subsidiary and $49 million related to the Company's investment in the common equity of American Equity Investment Life Holding Company (“AEL Holdings”). The Company's ownership interest in AEL Holdings is approximately 17%, and the equity accounted income represents our weighted average proportionate share of AEL Holdings' net income for the three months ended March 31, 2022, which is the most up to date information available to the Company.
Benefits and claims paid to policyholders increased by $269 million for the three months ended June 30, 2022, relative to the same period in 2021. The increase is due to one month of contribution related to American National representing $180 million, as well as an increase from prior year of $89 million within our existing reinsurance and PRT businesses as a result of the two reinsurance transactions closed in the third and fourth quarters of 2021 and an increase in annuitants in-pay in new PRT business since the prior year period. Ceded benefits represent amounts received from reinsurers relating to contracts within our PRT business.
The gross change in future policy benefits in the three months ended June 30, 2022 increased by $844 million compared to the same period in 2021, primarily due to the new PRT transactions closed during the quarter as noted above, and flow business from our reinsurance transaction closed in the fourth quarter of 2021, which were offset by the negative mark-to-market movement on future policy benefits within our PRT business.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $28 million in 2022 compared to the same period in 2021 due to the reinsurance transactions closed over the last twelve months.
Operating expenses increased by $74 million in 2022 compared to the same period in 2021 as a result of additional personnel, professional services and transaction expenses related to the growth of our business. Included in the period was $20 million of transaction expenses and $48 million attributable from American National since acquisition.
Interest expense on borrowings increased $23 million during the quarter primarily as a result of interest on corporate borrowings used to temporarily warehouse investments that will be moved into our insurance portfolio companies' investment portfolios, as well as interest on subsidiary acquisition financings. Interest expense on preferred shares of $11 million relates to interest accrued on the preferred shares issued to Brookfield during the quarter, which are treated as a liability for accounting purposes.
DOE increased by $43 million from the prior year period to $46 million. The increase was driven by contribution from American National, as well as net investment income on our corporate investments, contributions from our investment in AEL Holdings and new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios. Over the coming quarters, we expect to further earn increased DOE from spread earnings within our recently closed Reinsurance and PRT transactions as we redeploy the significant levels of cash and short-dated securities within our investment portfolios into higher yielding strategies.
Comparison of the Six Months Ended June 30, 2022 and 2021
For the six months ended June 30, 2022, we reported net income of $129 million, compared to net income of $5 million for the prior year period.

Gross premiums increased by $1.8 billion for the six months ended June 30, 2022, relative to the same period in 2021. During the period, the company closed 14 PRT deals, representing $1.2 billion of premiums (June 30, 2021 - 8 deals, $52 million premiums). The increase further included $426 million of new premiums related to the two large-block reinsurance transactions that were closed in the third and fourth quarter of 2021. We also recorded $223 million of premiums and other policy revenues related to American National, relating to the one month period following the close of the acquisition on May 25, 2022.
Realized net investment income, including funds withheld, increased by $199 million for the six months ended June 30, 2022, relative to the same period in 2021, as a result of growth in the investment portfolio as well as realized gains on the unwind of corporate hedges, which totaled $108 million in the period.
The unrealized net investment loss in the period is primarily due to negative mark-to-market movements on the investments measured under fair value through profit and loss as a result of rising interest rates and market volatility experienced during the quarter. Due to the duration of our investment portfolio being slightly shorter than the duration of our insurance contract liabilities, the negative mark-to-market on the investment portfolio was more than offset by the changes in our future policy benefits balances.
Equity accounted income of $86 million includes approximately $23 million related to investments in associates within our American National subsidiary, and includes a further $63 million related to the company's investment in the common equity of AEL Holdings. During the period, the Company purchased an additional 6,775,000 shares of common stock of AEL Holdings for total consideration of $253 million. The Company's ownership interest in AEL Holdings is approximately 17%. The equity accounted income represents our weighted average proportionate share of AEL Holdings' net income for the six months ended March, 2022, which is the most up to date information available to the Company.
Benefits and claims paid to policyholders increased by $393 million for the six months ended June 30, 2022, relative to the same period in 2021. The increase is due to one month of contribution related to American National representing $180 million, as well as an increase from prior year of $213 million within our existing reinsurance and PRT businesses as a result of the two reinsurance transactions closed in the third and fourth quarters of 2021 and an increase in annuitants in-pay in new PRT business since the prior year period.
The gross change in future policy benefits in the six months ended June 30, 2022 increased by $917 million compared to the same period in 2021, primarily due to flow business from our reinsurance transaction closed in the fourth quarter of 2021 and new PRT transactions closed during the quarter, which were offset by the negative mark-to-market movement on future policy benefits within our PRT business.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $55 million in 2022 compared to the same period in 2021 due to the reinsurance transactions closed over the last twelve months, resulting in additional reinsurance related expenses settled during the period.
Operating expenses increased by $88 million in 2022 compared to the same period in 2021 as a result of additional personnel, professional services and transaction expenses related to the growth of our business. Included in the period was $24 million of transaction expenses and $48 million attributable from American National since acquisition.
Interest expense on borrowings increased $32 million during the period primarily as a result of interest on corporate borrowings used to temporarily warehouse investments that will be moved into our insurance portfolio companies' investment portfolios, as well as interest on subsidiary acquisition financings. Interest expense on preferred shares of $11 million relates to interest accrued on the preferred shares issued to Brookfield during the quarter, which are treated as a liability for accounting purposes.
During the period, DOE increased by $53 million to $59 million. The increase was driven by contribution of from American National, as well as net investment income on our corporate investments, contributions from our investment in AEL Holdings and new business and spread earnings within our PRT and Reinsurance businesses as we made progress redeploying the investments within the portfolios.

CONSOLIDATED FINANCIAL POSITION
Comparison as at June 30, 2022 and December 31, 2021
The following table summarizes the financial position as at June 30, 2022 and December 31, 2021:

AS AT JUN. 30 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Assets
Cash and cash equivalents	$2,084	$393
Investments	27,050	4,943
Reinsurance funds withheld	4,861	4,650
Accrued investment income	247	21
Reinsurance assets	576	169
Reinsurance recoverable	28	—
Premiums due and other receivables	424	—
Deferred acquisition costs	1,111	776
Equity accounted investments	1,784	344
Investment properties	545	—
Deferred tax asset	469	20
Separate account assets	1,059	—
Goodwill	176	—
Other assets	605	177
Total assets	41,019	11,493
Liabilities
Future policy benefits	14,410	8,497
Policyholders' account balances	13,942	—
Policy and contract claims	1,734	—
Unearned premium reserve	1,089	—
Other policyholder funds	321	—
Corporate borrowings	1,795	693
Subsidiary borrowings	1,495	—
Due to related parties	331	467
Separate account liabilities	1,059	—
Preferred shares	2,459	—
Liabilities issued to reinsurance entities	216	167
Other liabilities	860	234
Total liabilities	39,711	10,058
Total equity	1,308	1,435
Total liabilities and equity	$41,019	$11,493
June 30, 2022 vs. December 31, 2021
Total assets increased by $29.5 billion during the period to $41.0 billion. The increase in total assets included $28.8 billion related to the acquisition of American National, as well as additional transactions closed within our PRT business and flow premiums from our existing reinsurance treaties.
Cash increased by $1.7 billion during the period primarily as a result of the acquisition of American National, contributing $1.6 billion of cash at June 30, 2022.

Investments increased by $22.1 billion over the six months, primarily as a result of $23.5 billion of assets associated with the acquisition of American National, as well as assets from new business written within our PRT and Reinsurance segments, partially offset by the negative mark-to market movements on fair valued investments.
Deferred acquisition costs increased by $335 million as a result of commissions and ceding costs related to flow business within our reinsurance transactions, as well as $96 million of new business written at American National for the period from May 25, 2022 to June 30, 2022. Costs that are directly related to writing new policyholder contracts are capitalized as deferred acquisition costs to the extent that they are recoverable from gross profits. Deferred acquisitions costs are amortized over the life of the policies in proportion to the estimated gross profits.
Equity accounted investments increased $1.4 billion during the period, including $894 million related to investments in associates within our American National subsidiary, as well as the additional investment in AEL Holdings and our proportionate share of AEL Holdings' net earnings for the period.
Deferred tax assets increased $449 million during the period, including as a result of $455 million generated from the fair value of American National assets as a result of the acquisition, and was partially offset by positive income generated within our PRT business.
Other assets increased $428 million during the period, primarily as a result of property, plant and equipment, prepaid pensions and intangible assets relating to American National. The increase in accrued investment income and reinsurance assets, as well as the addition of premiums due, investment properties, separate account assets and goodwill were also a result of contributions from the acquisition of American National.
Future policy benefits and policyholder account balances increased $19.9 billion during the period and included $19.0 billion related to American National policyholders, as well as $1.3 billion related to new business written within our PRT and reinsurance business during the period, partially offset by settlements and the negative mark-to-market on the fair value of reserves within our PRT business.
Corporate and subsidiary borrowings increased by $2.6 billion during the period, primarily as a result of $1.5 billion of acquisition financing related to the acquisition of American National, as well as $1.0 billion of short-term secured corporate borrowings and additional drawings on the Company's 364-day revolving credit facility for the purpose of temporarily warehousing attractive investment opportunities that will be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings.
The Company issued $2.5 billion of preferred shares to Brookfield during the period. The preferred shares are treated as liability for accounting purposes as they are redeemable after seven years at the option of Brookfield.
Adjusted equity increased $2.5 billion to $3.8 billion, as a result of Class C and preferred share issuances to Brookfield during the period, used to fund a portion of the American National acquisition.
SEGMENT REVIEW
The Company's operations are organized into three operating segments: Direct Insurance, Reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net insurance assets at a positive margin, and invest these assets at a return that is greater than the cost of policyholder liabilities.
Direct Insurance
The following table presents Distributable Operating Earnings of our Direct Insurance segment for the three and six month periods ended June 30, 2022 and 2021:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2022	2021	2022	2021
DOE	$44	$—	$44	$—

Comparison of the three and six months ended June 30, 2022 and 2021
DOE within our direct insurance business represents contribution from American National for the period of May 25, 2022 to June 30, 2022. DOE in the period included positive contribution from our direct origination annuities business and life business, which is experiencing a positive downward trend in life mortality during 2022, Positive contribution from these lines of direct insurance were partially offset by negative contribution from our P&C business which experienced higher than average catastrophe losses as a result of severe storms in June 2022. DOE related to our direct insurance business also includes corporate overhead related to direct insurance operations as well as financing costs associated with $1.0 billion of term-debt and $500 million of long-dated corporate bonds within the segment.
Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the three and six month periods ended June 30, 2022 and 2021:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2022	2021	2022	2021
DOE	$6	$—	$10	$—
Comparison of the three and six months ended June 30, 2022 and 2021
The company's Reinsurance operating companies commenced their operations in 2021 and closed its first two large-block transactions in the last four months of 2021. The Company received cash and cash equivalents upon close of the transactions, and to date, we have redeployed over $5 billion of the assets, actively increasing our net investment yield relative to our cost of funds.
Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2022	2021	2022	2021
DOE	$5	$(1)	$6	$(3)

Comparison of the three months ended June 30, 2022 and 2021
During the period, the company closed 7 PRT deals (June 30, 2021 - 7), representing $1.0 billion of premiums (June 30, 2021 - $50 million). The increase in DOE from the prior year quarter was a result of redeployment of assets into higher yielding investments, driving higher spread earnings from the prior quarter as well as the benefit of efficiencies as we scale our PRT business.
Comparison of the six months ended June 30, 2022 and 2021
During the period, the company closed 14 PRT deals (June 30, 2021 - 8), representing $1.2 billion of premiums. The increase in DOE from the prior period was a result of redeployment of assets into higher yielding investments, driving higher spread earnings from the prior quarter as well as the benefit of efficiencies as we scale our PRT business.
Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our corporate liquidity for the periods noted below consisted of the following:

AS AT JUN. 30 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Cash and cash equivalents	$44	$70
Corporate financial assets	468	243
Undrawn credit facilities	778	313
Total corporate liquidity[1]	$1,290	$626
1.See "Performance Measures used by Management".
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $500 million revolving credit facility with external banks. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time. As of the date of this MD&A, there were no amounts drawn on the Brookfield facility.
Today, we have significant liquidity within our insurance portfolios, giving us flexibility to invest in a rising rate environment and secure attractive investment opportunities. Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at June 30, 2022, the company's cash and cash equivalents included $44 million of unrestricted cash resources that can be deployed to fund corporate activities as needed.

AS AT JUN. 30 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Cash and cash equivalents	$2,084	$393
Liquid financial assets	20,603	6,813
Undrawn credit facilities	778	313
Total liquidity[1]	$23,465	$7,519
1.See "Performance Measures used by Management".
Comparison of the six months ended June 30, 2022 and 2021
The following table presents a summary of our cash flows and ending cash balances for the six months ended June 30, 2022 and 2021:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2022	2021
Operating activities	$281	$30
Investing activities	(3,842)	(388)
Financing activities	5,253	1,173
Cash and cash equivalents
Cash and cash equivalents, beginning of the period	393	35
Net change during the period	1,692	815
Foreign exchange on cash balances held in foreign currencies	(1)	1
Cash and cash equivalents, end of the period	$2,084	$851
Operating Activities
For the six months ended June 30, 2022, we generated $281 million of cash from operating activities compared to $30 million during the same period in 2021. The greater amount of cash generated was primarily due to premiums written from new flow reinsurance and PRT transactions and $108 million of realized gains on corporate hedges.
Investing Activities
For the six months ended June 30, 2022, we deployed $9.9 billion into new investments, including $4.1 billion relating to the acquisition of a 100% interest in American National, net of cash acquired, as well as $5.8 billion into new investments within our insurance operating subsidiaries investment portfolios, which was primarily funded by the sale of liquid securities as we redeploy into higher-yielding strategies. The purchase and sales resulted in net deployment of $3.8 billion of cash from investing activities compared to $388 million during the same period in 2021, as a result of higher volumes due to new PRT and direct insurance business in the period and the redeployment of assets received from treaties entered into in the second half of 2021.
Financing Activities
For the six months ended June 30, 2022, we generated $5.3 billion of cash from financing activities compared to $1.2 billion generated in the same period in 2021. The cash generated in the current period primarily relates to the issuance of $2.5 billion of preferred shares and $450 million of Class C shares issued to Brookfield, and $1.5 billion of acquisition financing in connection with the purchase of American National, as well as additional borrowings to fund temporary corporate investments that will be transferred into our insurance entities in the near term.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;

•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at June 30, 2022, our common equity was $1.3 billion and our adjusted equity was $3.8 billion. Included in equity and adjusted equity was approximately $258 million invested in Canadian dollars. All cumulative translation adjustments recorded for the six months ended June 30, 2022 and 2021 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at June 30, 2022, we had a notional $1.9 billion (December 31, 2021 - $846 million) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 4, “Financial Instruments” of the interim financial statements.
Future Capital Obligations and Requirements
A subsidiary of the Company has loan commitment agreements to the maximum of $489 million exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at June 30, 2022, $119 million was loaned (December 31, 2021 - $81 million). The amounts were recognized as loans and receivables and unrated bonds. For additional information, see Note 14, “Financial Commitment” of the interim financial statements.
Brookfield Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s 2022 first quarter operating results is provided below:

	Three months ended		Six months ended
FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS	2022	2021	2022	2021
Revenues	$23,256	$18,286	$45,138	$34,696
Net income	1,475	2,429	4,435	6,205
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Lines of Business
Direct Insurance
Following closing of the American National Acquisition, American National has become the platform for our third primary operating line: direct origination of life, annuity and property and casualty insurance policies, which we refer to as direct insurance.
American National, founded in 1905 and headquartered in Galveston, Texas, offers a broad spectrum of products and services through its subsidiaries, which include life insurance, annuities, property and casualty insurance, health insurance, credit insurance, and pension products. The American National companies operate in all 50 states, the District of Columbia and Puerto Rico.

Life Insurance
Whole Life. Whole life products provide a guaranteed benefit upon the death of the insured in return for the periodic payment of a fixed premium over a predetermined period. Premium payments may be required for the entire life of the contract, to a specified age or a fixed number of years, and may be level or change in accordance with a predetermined schedule. Whole life insurance includes some policies that provide a participation feature in the form of dividends. Policyholders may receive dividends in cash or apply them to increase death benefits or cash values available upon surrender, or reduce the premiums required to maintain the contract in-force.
Term Life. Term life products provide a guaranteed benefit upon the death of the insured for a specified time period in return for the periodic payment of premiums. Coverage periods typically range from one to thirty years, but in no event longer than the period over which premiums are paid.
Universal Life. Universal life insurance products provide coverage through a contract that gives the policyholder flexibility in premium payments and coverage amounts. Universal life products may allow the policyholder, within certain limits, to increase or decrease the amount of death benefit coverage over the term of the contract and to adjust the frequency and amount of premium payments. Universal life products are interest rate sensitive, and we determine the interest crediting rates during the contract period, subject to policy specific minimums. An equity-indexed universal life product is credited with interest using a return that is based, in part, on changes in an index, such as the Standard & Poor’s 500 Index (“S&P 500”), subject to a specified minimum.
Variable Universal Life. Variable universal life products provide insurance coverage on a similar basis as universal life, except that the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the securities selected by the policyholder held in the separate account.
Credit Life Insurance. Credit life insurance products are sold in connection with a loan or other credit account. Credit life insurance products are designed to pay to the lender the borrower’s remaining debt on a loan or credit account if the borrower dies during the coverage period.
Annuities
Deferred Annuities. A deferred annuity is an asset accumulation product. Deposits are received as a single premium deferred annuity or in a series of payments for a flexible premium deferred annuity. Deposits are credited with interest at our determined rates subject to policy minimums. For certain limited periods of time, usually from one to ten years, interest rates are guaranteed not to change. Deferred annuities usually have surrender charges that begin at issue and reduce over time and may have market value adjustments that can increase or decrease any surrender value. An equity-indexed deferred annuity is credited with interest using a return that is based, in part, on changes in an index, such as the S&P 500, subject to a specified minimum.
Single Premium Immediate Annuity (“SPIA”). A SPIA is purchased with one premium payment, providing periodic (usually monthly or annual) payments to the annuitant for a specified period, such as for the remainder of the annuitant’s life. Return of the original deposit may or may not be guaranteed, depending on the terms of the annuity contract.
Variable Annuities. With a variable annuity, the policyholder bears the investment risk because the value of the policyholder’s account balance varies with the investment experience of the separate account investment options selected by the policyholder. Our variable annuity products have no guaranteed minimum withdrawal benefits.
Property and Casualty
Personal Lines. Personal lines include insurance policies sold to individuals for auto, homeowners, and other similar exposures. Auto insurance covers specific risks involved in owning and operating an automobile. Homeowner insurance provides coverage that protects the insured owner’s property against loss from perils. Other personal insurance provides coverage for property such as boats, motorcycles and recreational vehicles, and umbrella protection coverage.

Commercial Lines. Commercial lines are primarily focused on providing insurance to agricultural related operations and small to midsize businesses. This includes property and casualty coverage tailored for a farm, ranch, or other agricultural-related businesses. Commercial auto insurance is typically issued in conjunction with the sale of our policies covering farms, ranches, and businesses and covers specific risks involved in owning and operating motor vehicles. Business owners' property and liability insurance, workers' compensation insurance, and other commercial insurance encompassing umbrella protection coverage and other liability coverages, are also offered.
Specialty Markets. Specialty Markets products include renters, mortgage security, aviation, private flood, and credit insurance. Credit insurance provides protection to borrowers and the creditors that extend credit to them against unpaid indebtedness as a result of death, disability, involuntary unemployment, or untimely loss to the collateral securing a personal or mortgage loan.
•Collateral or Creditor Protection Insurance (“CPI”). CPI provides insurance against loss, expense to recover, or damage to personal property pledged as collateral (typically automobiles and homes) resulting from fire, burglary, collision, or other loss occurrence that would either impair a creditor’s interest or adversely affect the value of the collateral. The coverage is purchased from us by the lender according to the terms of the credit obligation and charged to the borrower by the lender when the borrower fails to provide the required insurance.
•Guaranteed Auto Protection or Guaranteed Asset Protection (“GAP”). GAP insures the excess outstanding indebtedness over the primary property insurance benefits that may occur when there is a total loss to or an unrecovered theft of the collateral. GAP can be written on a variety of assets that are used as collateral to secure credit; however, it is most commonly written on automobiles.
As of June 30, 2022, American National and its subsidiaries had $19.0 billion of future policy benefits and policyholder account balances.
Reinsurance
Within our reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers operating in North America and Western Europe.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.

Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of June 30, 2022, NER SPC and NER Ltd. had $4.8 billion and $1.6 billion of future policy benefits, respectively.
Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. BAC is led by a team of experts in group annuities, pensions, insurance and investments.
BAC was incorporated in August 2016 and wrote its first group annuity policy in the first quarter of 2017. As of June 30, 2022, BAC had $2.8 billion (December 31, 2021 - $2.2 billion) of future policy benefits.

Industry Trends and Factors Affecting Our Performance
As a financial services business providing capital based solutions to the insurance industry, we are affected by numerous factors, including global economic and financial market conditions. Price fluctuations within equity, credit, commodity and foreign exchange markets, as well as interest rates, which may be volatile and mixed across geographies, can significantly impact the performance of our business. We also monitor factors such as consumer spending, business investment, the volatility of capital markets, interest rates, unemployment and the risk of inflation or deflation, which affect the business and economic environment and, in turn, impact the demand for the type of financial and insurance products offered by our business. We believe the following current trends present significant opportunities for us to grow our business.
•Low interest rates are differentiating those with access to higher-yielding investments. Insurers invest primarily in fixed income products and low yields have put pressure on profitability, creating opportunities for those with higher-yielding alternative investment management capabilities to outperform. Through our relationship with Brookfield, we have access to a diverse portfolio of suitable higher-yielding alternative investment products.
•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our Statements of Financial Position within our interim financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently remain at relatively low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.

The company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our within our interim financial statements.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.

Impact of COVID-19
The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. We continue to closely monitor the related developments in light of the economic environment. The longer-term impacts from COVID-19 will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts. Where COVID-19 relates specifically to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.
Critical Accounting Policy and Estimates
The preparation of the interim financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the year of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and used in preparing the interim financial statements, are summarized below:
i.Future policy benefits
Contract classifications
Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Condensed Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
In accordance with IFRS 4, the Company has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards.
The long-term future policy benefits are calculated separately for each product type, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market.
Future policy benefits are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4.

Future policy benefits represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Future policy benefits are presented gross of reinsurance assets on the Condensed Combined Consolidated Statements of Financial Position. BAC’s Appointed Actuary is responsible for determining the amount of future policy benefits in accordance with standards established by the CIA. CALM is used to determine future policy benefits and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that future policy benefits cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting future policy benefits as FVTPL or as loans and receivables. Since the value of future policy benefits is determined by reference to the assets supporting those reserves, changes in future policy benefits offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).
Future policy benefits are determined by NER Ltd. using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Future policy benefits are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.
Future policy benefits are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Future policy benefits for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.
An additional liability is established for Life Income Benefit Rider (“LIBR”) benefits -withdrawals paid after the contract account value is exhausted. The liability accrues in proportion to contractual assessments using the crediting interest rate. The present value of expected excess benefits and assessments is projected over a range of stochastic equity scenarios. Retrospective unlocking is performed by replacing mean stochastic projected assessments and benefits with actual, revising projections of future experience and resolving for the portion of assessments required.
Key reserve assumptions are based on industry standard data adjusted to align with actual experience, if necessary. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish future policy benefit reserves. Due to the many assumptions and estimates used in establishing reserves, and the long-term nature of the reinsurance contracts, the reserving process, while based on standard actuarial practices, is inherently uncertain.
Future policy benefits are determined by American National using US GAAP reserve methodology, as permitted by IFRS 4. Liabilities for future policy benefits for traditional products have been provided on a net level premium method based on estimated investment yields, withdrawals, mortality, and other assumptions that were appropriate at the time the policies were issued. Estimates are based on historical experience adjusted for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. When it is determined that future expected experience differs significantly from existing assumptions, the estimates are revised for current and future issues.

ii.Deferred acquisition costs and value of business acquired
Deferred policy acquisition costs ("DAC") are capitalized costs related directly to the successful acquisition of new or renewal insurance contracts. Significant costs are incurred to acquire insurance, reinsurance, and annuity contracts, including commissions and certain underwriting, policy issuance, and processing expenses.
DAC on reinsurance business is amortized over the life of the policies in proportion to the estimated gross profits. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as DAC to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances.
DAC on traditional life, including limited-pay contracts, and health products is amortized with interest over the anticipated premium-paying period of the related policies in proportion to the ratio of annual premium revenue expected to be received over the life of the policies. Expected premium revenue is estimated by using the same mortality, morbidity, and withdrawal assumptions used in computing liabilities for future policy benefits. DAC is reduced by a provision for possible inflation of maintenance and settlement expenses determined by means of grading interest rates.
DAC on universal life and investment-type contracts is amortized as a level percentage of the present value of anticipated gross profits from investment yields, mortality, and surrender charges. The effect of the realization of unrealized gains (losses) on DAC is recognized in net income (loss) in the Condensed Combined Consolidated Statements of Financial Position as of the reporting date. A change in interest rates could have a significant impact on DAC calculated for these contracts.
DAC associated with property and casualty business is amortized over the coverage period of the related policies, in relation to premiums earned.
DAC on participating whole life products is amortized in proportion to estimated gross margins. Estimated gross margins are equal to premiums, plus investment income, less benefits, less expenses not included in DAC, less the change in reserves, less dividends.
For short-duration and long-duration contracts, DAC is grouped consistent with the manner in which insurance contracts are acquired, serviced, and measured for profitability and is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is anticipated in assessing the recoverability of DAC for short-duration contracts.
Value of Business Acquired ("VOBA") represents the outstanding value of in-force business acquired and is subject to amortization and interest.
In conjunction with the acquisition of insurance policies or investment contracts, a portion of the purchase price is allocated to the right to receive future gross profits from cash flows and earnings of associated insurance policies and investment contracts. This intangible asset is based on the actuarially estimated present value of future cash flows from associated insurance policies and investment contracts acquired. The estimated present value of future cash flows used in the calculation of VOBA is based on certain assumptions, including mortality, persistency, expenses and interest rates that the Company believes to be those of a market participant. The Company amortizes VOBA based on the estimated premium earning patterns.
Included within future policy benefits are amounts related to certain contracts or blocks of business that have negative VOBA. Negative VOBA is amortized over 30 years using the straight-line method.

iii.Reinsurance assumed
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco”). NER Ltd. generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Statements of Operations within our interim financial statements. Assumed premiums are included in premiums on the Statements of Operations within our interim financial statements. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Statements of Operations.
NER SPC assumes insurance contracts under Modco and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
iv.Reinsurance ceded
In the normal course of business, BAC is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to its policyholders for the portion reinsured.
At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
BAC has two types of reinsurance arrangements.
Longevity reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, the Company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Statements of Operations within our interim financial statements. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Statements of Financial Position within our interim financial statements.
BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Statements of Operations within our interim financial statements.
The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Statements of Financial Position within our interim financial statements. The reinsurance assets related to longevity reinsurance is the difference between the schedule of fixed and actual benefit payments on a proportion of defined blocks of business.
Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business.
At the inception of each quota share reinsurance contract, premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC also recognizes a reinsurance asset and a change in insurance reserves ceded in the Statements of Financial Position and the Statements of Operations, respectively, within our interim financial statements. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.

The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.
Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by OSFI. The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.
v.Policyholders’ account balances
Policyholders' account balances represent the contract value that has accrued to the benefit of the policyholders related to universal-life and investments-type contracts. For fixed products, these are generally equal to the accumulated deposits plus interest credited, reduced by withdrawals, payouts, and accumulated policyholder assessments. Indexed product account balances are equal to the sum of host and embedded derivative reserves computed per derivative accounting guidance.
vi.Policy and contract claims
Policy and contract claims are established to provide for the estimated costs of paying claims. These reserves include estimates for both case reserves and incurred but not reported claims (“IBNR”) liabilities. Case reserves include the liability for reported but unpaid claims. IBNR liabilities include a provision for potential development on case reserves, losses on claims currently closed which may reopen in the future, as well as IBNR claims. These liabilities also include an estimate of the expense associated with settling claims, including legal and other fees, and the general expenses of administering the claims adjustment process.
vii.Other policyholder funds
Other policyholder funds consist of liabilities related to dividends payable on participating business. For the majority of this participating business, profits earned are reserved for the payment of dividends to policyholders, except for the stockholders' share of profits on participating policies. Participating policyholders' interest includes the accumulated net income from participating policies reserved for payment to such policyholders in the form of dividends, less net income allocated to stockholders, as well as a pro rata portion of unrealized investment gains (losses), net of tax.
viii.Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
ix.Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue in the Statements of Operations within our interim financial statements.
x.Benefits paid
Gross benefits and benefits ceded are recorded in the Statements of Operations within our interim financial statements when they are due and incurred.

xi.Investment in associates
Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. We use the equity method to account for our investments in associates within the Statements of Financial Position within our interim financial statements.
Interests in associates accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the Company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the Company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the interim financial statements based on the interests of unrelated investors in the investee. The carrying value of associates is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 4.
xii.Structured entities
The Company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts.
The Company is the primary beneficiary of the variable returns of assets held within the entities, and while the Company is not involved in the investment decision process, the investment manager for the structured entities is a related party with significant residual economic interest in the Company. As a result, these entities are consolidated within the Company’s interim financial statements. We assess the variable returns determination for our structured entities on an ongoing basis. Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
xiii.Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit or units to which it relates. The Company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated value-in-use and fair value less costs of disposal. Impairment losses recognized in respect of a cashgenerating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
The Company assesses the impairment of goodwill by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill has been allocated. The Company uses the following significant assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit, discount rates, terminal capitalization rates, terminal valuation dates, useful lives and residual values.

Future Accounting Policy Changes
i.IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which includes deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Statements of Operations within the interim financial statements. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.
ii.IFRS 9 Financial Instruments
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9.
In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.
The Company has taken the temporary exemption to apply IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, and it has not previously applied IFRS 9. The percentage of the total carrying amount of the liabilities connected with insurance relative to the total carrying amount of all its liabilities was less than or equal to 90 per cent but greater than 80 per cent, and the Company determined that it did not engage in a significant activity unconnected with insurance.
The Company is currently assessing the impact of implementing IFRS 9.
iii.Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.
iv.Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.

v.Amendments to IAS 12
In May 2021, the IASB published 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction', which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its interim financial statements.
Performance Measures Used by Management
To measure performance, we focus on net income and total assets, as well as certain non-IFRS measures, including Distributable Operating Earnings and Adjusted Equity. In addition, we provide certain metrics such as Total Corporate Liquidity and Total Liquidity which we believe are useful to investors to provide additional insights into assets within the business available for redeployment. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at June 30, 2022, and for the six months ended June 30, 2022 and 2021.

Non-IFRS Measures
We regularly monitor certain Non-IFRS measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-IFRS financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with IFRS. These Non-IFRS measures are not comparable to IFRS and may not be comparable to similarly described Non-IFRS measures reported by other companies, including those within our industry. Consequently, our Non-IFRS measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable IFRS measure in our consolidated interim financial statements for the years presented. The Non-IFRS financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS. During the period, Excess Capital and Net Reserve capital were no longer used as Non-IFRS measures as following the completion of the American National acquisition, the majority of equity within the business is deployed into insurance operating companies.
Distributable Operating Earnings
Distributable Operating Earnings is a key measure of our financial performance. We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our share of adjusted earnings from our investments in associates.
Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.
We believe our presentation of Distributable Operating Earnings is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
Adjusted Equity
Adjusted Equity represents the total economic equity of our Company through its Class A, B, and C shares and the Junior Preferred Shares issued by our Company. We use Adjusted Equity to assess our return on our equity.
For further details regarding our use of our Non-IFRS measures, as well as a reconciliation of net income and total equity to these measures, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Reconciliation of Non-IFRS Measures
The following table reconciles our net income to Distributable Operating Earnings:

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 US$ MILLIONS	2022	2021	2022	2021
Net income	$1	$2	$129	$5
Deferred income tax expense	7	1	11	—
Preferred share dividends	11	—	11	—
Transaction costs	20	—	24	—
Equity accounted income	(34)	—	(34)	—
Depreciation	3	—	3	—
Mark-to-market on investments and reserves	38	—	(85)	1
Distributable Operating Earnings	$46	$3	$59	$6
The following table reconciles our equity to Adjusted Equity:

AS AT JUN. 30 US$ MILLIONS	2022	2021
Total equity	$1,308	$1,252
Add:
Preferred shares	2,459	—
Adjusted equity	$3,767	$1,252
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield's or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:
We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

In addition to the “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein, the Company has identified new risk factors following the Company’s acquisition of American National on May 25, 2022. You should carefully consider these risk factors in addition to the “Risk Factors” set forth in our most recent Annual Report on Form 20-F and other information in this MD&A.
Risks Relating to Our Operating Subsidiaries and Industry
Changes in interest rates and credit spreads, which are out of our control, can materially and adversely affect our financial condition and results of operations.
Interest rates have a significant impact on our business and on consumer demand for our products. Low interest rates reduce the spreads between the amounts we credit to fixed annuity and individual life policyholders in our U.S. direct insurance business and the amounts we earn on the investments that support these obligations, which in turn may impact the performance of our business. Although we seek to mitigate the impact of low interest rates through actions such as reducing the guaranteed minimum crediting rates on new fixed annuity contracts and reducing crediting rates on in-force contracts, where permitted to do so, there is no guarantee that such actions will completely offset the impact of a low interest rate, and our sales volume may be negatively impacted as a result. Our ability to decrease product crediting rates in response may be limited by market and competitive conditions and by regulatory or contractual minimum rate guarantees.
A gradual increase in longer-term interest rates relative to short-term rates generally will have a favorable effect on the profitability of products within our U.S. direct insurance business – particularly interest-sensitive life insurance and fixed annuities. However, rapidly rising interest rates could result in reduced persistency of our spread-based products if contract holders shift assets into higher yielding investments. Increasing rates on other insurance or investment products offered by competitors may also lead to higher surrenders by customers within certain segments of our U.S. direct insurance business. We may react to market conditions by increasing crediting rates, which narrows our “spread,” or the difference between the amounts we earn on investments and the amount we must pay under our contracts.
While we maintain a diversified investment portfolio comprised of assets with various maturities to support product liabilities and ensure liquidity and use asset liability management processes to mitigate the effect on our spreads of changes in interest rates, they may not be fully effective.
The interest rate environment affects estimated future profit projections, which could impact the amortization of our deferred policy acquisition costs ("DAC") assets and the estimates of policyholder liabilities within our U.S. domestic insurance business. Significantly lower future estimated profits may cause us to accelerate the amortization of DAC or require us to establish additional policyholder liabilities, thereby reducing earnings. We periodically review assumptions with respect to future earnings to ensure they remain appropriate considering the current interest rate environment.
Low interest rates are also challenging for property and casualty insurers. Investment income is an important element in earning an acceptable return on capital. Lower interest rates resulting in lower investment income require us to achieve better underwriting results. Within our U.S. direct insurance business, we have adjusted policy prices to help mitigate the adverse impact of low interest rates on our property and casualty business.
In a low interest rate environment, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our “net investment spread” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support the obligations under such contracts. A decline in market interest rates or credit spreads could have an adverse effect on our investment income as we invest cash in new investments that may earn less than the portfolio’s average yield. Furthermore, a low-interest rate environment with reduced investment market returns could encourage alternative capital providers to enter the insurance market in order to achieve higher returns. This could have the effect of increasing the level of competition in the insurance market and applying pressure on premiums, which could affect the gross written premium that we are able to generate.

Fluctuations in credit spreads can also contribute to the industry’s cyclicality and may materially and adversely affect our investment performance including investment income or cause realized and unrealized losses. We are subject to risks associated with potential declines in credit quality related to specific issuers or specific industries and a general weakening in the economy, which are typically reflected through credit spreads. Our exposure to credit spreads primarily relates to market price volatility and investment risk associated with the fluctuation in credit spreads. Credit spreads increase or decrease in response to the market’s perception of risk and liquidity of a specific issuer or specific sector and are influenced by the credit ratings, and the reliability of those ratings, published by external rating agencies. Widening credit spreads may cause unrealized losses in our investment portfolio and increase losses associated with written credit protection derivatives used in replication transactions. Increases in credit spreads of issuers due to credit deterioration may result in higher levels of impairments. Tightening credit spreads may reduce our investment income and cause an increase in the reported value of certain liabilities that are valued using a discount rate that reflects our own credit spread.
One key factor that contributes to the cyclicality in insurers’ underwriting results are interest rate movements. In a high-interest rate environment, increased investment returns may reduce insurers’ required contribution from underwriting performance to achieve an attractive overall return. This may result in a less-disciplined approach to underwriting in the market generally as some underwriters could be inclined to offer lower premium rates to generate more business. An increase in market interest rates or credit spreads could also have an adverse effect on the value of our investment portfolio by decreasing the fair values of the fixed income securities in our investment portfolio. Further, an increase in market interest rates could reduce the value of certain of our alternative investments held as collateral under reinsurance agreements and require us to provide additional collateral, thereby reducing our available capital and potentially creating a need for additional capital which may not be available to us on favorable terms, or at all.
Interest rate fluctuations and other events may require us to accelerate the amortization of DAC.
When interest rates rise, life and annuity surrenders and withdrawals may increase as policyholders seek to buy products with higher or perceived higher returns, impacting estimates of future profits. When interest rates fall, we would have the opposite effect. Significantly lower future profits may cause us to accelerate DAC amortization, and such acceleration could adversely affect our results of operations to the extent such amortization exceeds any surrender or other charges earned as income upon surrender and withdrawal.
Our business operations depend on our ability to appropriately distribute, execute and administer our policies and claims.
The success of our U.S. direct insurance business is primarily dependent on writing and servicing life, annuity, property and casualty, and health insurance for individuals, families and businesses. Any problems or discrepancies that arise in our pricing, underwriting, billing, processing, claims handling or other practices, whether as a result of employee error, vendor error, or technological problems, could have a negative effect on operations and reputation, particularly if such problems or discrepancies are replicated through multiple policies.
Advances in medical technology may adversely affect certain segments of our business.
Genetic testing and diagnostic imaging technology is advancing rapidly. Increases in the prevalence, availability (particularly in the case of direct to consumer genetic testing) and accuracy of such testing may increase our adverse selection risk, as people who learn that they are predisposed to certain medical conditions associated with reduced life expectancy may be more likely to purchase and maintain life insurance. Conversely, people who learn that they lack genetic predisposition to conditions associated with reduced life expectancy may forego the purchase of life insurance, or permit existing policies to lapse, and may be more likely to purchase certain annuity products. Our access to and ability to use medical information, including the results of genetic and diagnostic testing, that is known to our prospective policyholders is important to our underwriting of life insurance and annuities. Some states restrict insurers’ access and use of genetic information, and similar additional regulations and legislation may be adopted. Such regulation and legislation likely would exacerbate adverse risk selection related to genetic and diagnostic testing, which may in turn have an adverse effect on our U.S. direct insurance business.

In addition to earlier diagnosis and knowledge of disease risk, medical advances may increase overall health and longevity. If this were to occur, the duration of payments made under certain of our annuity products would be extended beyond our actuarial assumptions, reducing the profitability of such business. This may require us to modify our assumptions, models or reserves.
We may incur significant losses resulting from catastrophic events.
Property and casualty operations within our U.S. direct insurance business are exposed to catastrophes caused by natural events, such as hurricanes, tornadoes, wildfires, droughts, earthquakes, snow, hail and windstorms, and manmade events, such as terrorism, riots, explosions, hazardous material releases, and utility outages. Life and health insurance operations within our U.S. direct insurance business are exposed to the risk of catastrophic mortality or illness, such as a pandemic, an outbreak of an easily communicable disease, or another event that causes a large number of deaths or high morbidity. Our investment operations are exposed to catastrophes as a result of direct investments and mortgages related to real estate and certain similarly structured infrastructure loans. Our operating results may vary significantly from one period to the next since the likelihood, timing, severity, number or type of catastrophe events cannot be accurately predicted. Our losses in connection with catastrophic events are primarily a function of the severity of the event and the amount of our exposure in the affected area.
Climate change, and increasing regulation with respect to climate change, may adversely impact our results of operations.
There are concerns that the increased frequency and severity of weather-related catastrophes and other losses, such as hurricanes and wildfires, incurred by the industry in recent years are indicative of changing weather patterns, whether as a result of global climate change caused by human activities or otherwise, which could cause such events to persist. Increased weather-related catastrophes would lead to higher overall losses, which we may not be able to recoup, particularly in a highly regulated and competitive environment, and higher reinsurance costs. Increased weather-related catastrophes could also result in increased credit exposure to reinsurers and other counterparties with which we do business. Certain catastrophe models assume an increase in frequency and severity of certain weather or other events, which could result in a disproportionate impact on insurers with certain geographic concentrations of risk. This would likely increase the risks of writing property insurance in coastal areas or areas susceptible to wildfires or flooding, particularly in jurisdictions that restrict pricing and underwriting flexibility. The threat of rising seas or other catastrophe losses as a result of climate change may also cause property values in coastal or such other communities to decrease, reducing the total amount of insurance coverage that is required. Climate change-related risks also present challenges to our ability to effectively underwrite, model and price risk.
In addition, climate change could have an impact on assets in which we invest, resulting in realized and unrealized losses in future periods that could have a material adverse impact on our results of operations and/or financial position. Such investment risks can include, but are not limited to, changes in supply and demand characteristics for fossil fuels, advances in low-carbon technology and renewable energy development, effects of extreme weather events on the physical and operating exposure of industries and issuers, and the transition that issuers make towards addressing climate risk in their own businesses. It is not possible to foresee with certainty which, if any, assets, industries or markets will be materially and adversely affected, nor is it possible to foresee the magnitude of such effect.

Moreover, we cannot predict how legal, regulatory and social responses to concerns about climate change will impact our business or the value of our investments. We are subject to complex and changing regulation and public policy debates relating to climate change that are difficult to predict and quantify and that may have an adverse impact on our business. For example, in November of 2021, NYDFS finalized its “Guidance for Domestic Insurers on Managing the Financial Risks from Climate Change.” In general, the guidance provides that a New York-domiciled insurer should integrate consideration of climate risks into its governance structure at the insurer or group level, consider the impact of climate-related factors on its business decisions using time horizons that are tailored to the insurer and its activities, incorporate climate risks into its existing financial risk management framework, use scenario analysis to inform business strategies and risk identification and assessment, and disclose its climate risks and engage with the Task Force on Climate-related Financial Disclosures and other initiatives when developing disclosure approaches. In addition, the NAIC and federal agencies, including the SEC and Federal Insurance Office, are increasingly focused on assessment and disclosure of climate change risks. In March 2022, the SEC proposed new rules that, among other matters, will seek to standardize and establish a framework for reporting of climate-related risks. To the extent the proposed rules impose additional reporting obligations, we could face increased costs. Separately, the SEC has also announced that it is scrutinizing existing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege our existing climate disclosures are misleading or deficient. In April 2022, the NAIC Climate Risk & Resiliency Task Force released a new climate risk disclosure survey, and the NAIC Plenary adopted the redesigned climate risk disclosure survey as a voluntary risk management tool available for state insurance regulators to use to assess an insurer’s climate-related risks. The domestic insurance companies within our holding company system that are required to respond to the climate risk disclosure survey must comply with the new reporting standard by November 30, 2022. The NAIC also continues to contemplate enhancements to the Financial Condition Examiners Handbook and the ORSA Guidance Manual to address climate change risks and their impact on solvency. Governmental guidance or regulations relating to climate change, or our own leadership decisions implemented as a result of assessing the impact of climate change on our business, may increase our costs of doing business.
The reinsurance and insurance industries are highly competitive; competitive pressures may result in fewer reinsurance contracts underwritten, lower premium rates, increased expense for customer acquisition and retention and less favorable policy terms and conditions.
We operate in highly competitive markets. Customers may evaluate us and our competitors on a number of factors, including capital and perceived financial strength, underwriting capacity, expertise, innovation, local presence, reputation, experience and qualifications of employees, client relationships, geographic scope of business, products and services offered (including ease of doing business over the electronic placement platforms), premiums charged, ratings assigned by independent rating agencies, contract terms and conditions and the speed of claims payment.
Within our U.S. direct insurance business, strong competition for customers has led to increased marketing and advertising by our competitors, many of whom have well-established national reputations and greater financial and marketing resources, as well as the introduction of new insurance products and aggressive pricing. These competitive pressures could result in increased pricing pressures on a number of our products and services, particularly as competitors seek to win market share, and may limit our ability to maintain or increase our profitability. Because of its relatively low cost of entry, the Internet has emerged as a significant place of new competition, both from existing competitors and new competitors. In addition, product development and life-cycles have shortened in many product segments, leading to intense competition with respect to product features.
We compete for customers’ funds with a variety of investment products offered by financial services companies other than insurance companies, such as banks, investment advisors, mutual fund companies and other financial institutions. Moreover, customer expectations are evolving as technology advances and consumers become accustomed to enjoying tailored, easy to-use-services and products from various industries. This is reshaping and raising consumer expectations when dealing with insurance. We are addressing these changing consumer expectations by investing in technology with a particular focus on consumer-facing sales and service platforms, by internally promoting a strategically-focused innovative culture initiative, and by creating internal forums to drive next generation solutions based on consumer insights. However, if we cannot effectively respond to increased competition and such increased consumer expectations, we may not be able to grow our business or we may lose market share.

We compete with other insurers for producers primarily on the basis of our financial position, reputation, longevity, support services, compensation, product features and pricing. We may be unable to compete for producers with insurers that adopt more aggressive pricing or compensation, that offer a broader array of products or packages of products, or that have extensive promotional and advertising campaigns. Attracting qualified individuals and retaining existing employees continues to be a challenge for employers. Businesses have become extremely competitive in the ever-changing landscape of the talent marketplace. As a result, it is an increasing challenge to distinguish us as an employer of choice.
Within our PRT and annuities business, we directly compete with a number of well-established players and new entrants in the industries, including reinsurance and insurance companies, financial institutions, and traditional and alternative asset managers. Our competitors vary by offered product line and covered territory. Our competition primarily includes other reinsurance and insurance companies, larger-scale pension plans and asset management firms that provide long duration capital. There are currently six large-scale national institutions who we consider competitors of our PRT business in Canada, and there is the potential for the entry of global insurers into the Canadian market. These competitors primarily include annuity reinsurance and insurance companies and diversified financial institutions. Some of these competitors have greater financial resources, have established long term and continuing business relationships throughout the industry, have greater market share, assume a greater level of risk while maintaining financial strength ratings, or have higher financial strength, claims-paying or credit ratings than we do, each of which can be a significant competitive advantage. In addition, the lack of strong barriers to entry into the reinsurance business and the entry of alternative capital markets products and vehicles provide additional sources of reinsurance and insurance capacity and increased competition.
We compete with new companies that enter the reinsurance and insurance markets, particularly companies with new or “disruptive” technologies or business models. Certain technology companies and other third parties have created, and may in the future create, technology-enabled business models, processes or platforms that may adversely impact our competitive position. New services and technologies can affect the demand for insurance and reinsurance products and services, the premiums payable, the profitability of such products and services and the risks associated with underwriting certain lines of business. In addition, certain capital markets participants have created alternative products that are intended to compete with reinsurance products. Recently, the insurance industry has faced increased competition from new underwriting capacity, such as the investment of significant amounts of capital by pension funds, mutual funds, hedge funds and other sources of alternative capital primarily into the natural catastrophe reinsurance and insurance businesses. The failure of our company to assess new services and technologies that may be applicable or disruptive to the reinsurance and insurance industries may have an adverse effect on our business, financial condition and results of operations.
The nature of the competition we face may be affected by disruption and deterioration in global financial markets and economic downturns, including as a result of the effects of COVID-19, as well as by governmental responses thereto. For example, (i) government intervention might result in capital or other support for our competitors, (ii) governments may provide reinsurance and insurance capacity in markets and to consumers that we target or (iii) governments may take actions to reduce interest rates, impacting the value of and returns on fixed income investments. In addition, since numerous aspects of our business are subject to regulation, legislative and other changes affecting the regulatory environment for our business may have, over time, the effect of supporting or burdening some aspects of the financial services industry. This can affect our competitive position within the annuities industry, and within the broader financial services industry.
Because of the highly competitive nature of the insurance industry, there can be no assurance that we will maintain or grow our market share, continue to identify attractive opportunities in either our individual or institutional channels, or that competitive pressure will not have a material adverse effect on our business, results of operations and financial condition.

Our supplemental health business could be negatively affected by alternative healthcare providers or changes in federal health care policy.
Our Medicare Supplement business is impacted by market trends in the senior-aged healthcare industry that provide alternatives to traditional Medicare such as HMO and other managed care or private plans. The success of these alternative healthcare solutions for seniors could negatively affect the sales and premium growth of traditional Medicare Supplement and impact our ability to offer such products. Additionally, other supplemental products in our portfolio, including Short-Term Care and Limited Benefit plans could be impacted by future federal and state legislation. These products are excluded from coverage requirements in the Healthcare Act. They are designed to fill the niche for consumers unable to get full coverage at any given time. State and federal legislation, either through Congress or the U.S. Department of Health & Human Services ("HHS"), could impact marketing by enacting laws and regulations restricting these products in the market. Changes to healthcare policy could limit the ability to renew/rewrite, impose limitations on the length of coverage periods or limit benefit amounts available in plans.
Risks Relating to Regulation
Our insurance business is highly regulated, and such regulation and any supervisory and enforcement policies, or changes thereto, may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.
We are subject to extensive insurance laws and regulations that affect nearly every aspect of our business. We are also subject to additional laws and regulations administered and enforced by a number of different governmental authorities in the jurisdictions in which we operate.
The laws and regulations applicable to us are complex and subject to change, and compliance is time consuming and personnel-intensive. Changes in these laws and regulations, or interpretations by courts or regulators, may materially increase our costs of doing business and may result in changes to our practices that may limit our ability to grow and improve our profitability. Regulatory developments or actions against us could have material adverse financial effects and could harm our reputation. Among other things, we could be fined, prohibited from engaging in some or all of our business activities, or made subject to limitations or conditions on our business activities.
We face the risk that any particular regulator’s or enforcement authority’s interpretation of a legal issue may conflict with that of another regulator or enforcement authority or may change over time to our detriment. Regulatory investigations and examinations, which can be broad and unpredictable, may raise issues not identified previously and could result in new legal actions against us and industry-wide regulations that could adversely affect us. Further, we are experiencing increasing information requests from regulators without corresponding direct regulation being applicable to us, on issues such as climate change, diversity and our investments in certain companies or industries. Responding to such requests adds to our compliance costs.
Insurance company supervision and regulation is generally intended for the benefit of policyholders and creditors rather than shareholders or other investors of the business. Among other things, the insurance laws and regulations applicable to us may:
•impose rules and restrictions on the marketing, distribution, administration and amendment of our annuity products and insurance policies;
•require the maintenance of certain solvency levels, including minimum levels of capital and surplus;
•require the maintenance of target capital levels, general and long-term business minimum solvency margins, enhanced capital requirements and a minimum liquidity ratio;
•require periodic examinations of our financial condition;
•require offices and representatives in the relevant jurisdiction;
•restrict agreements with large revenue-producing agents;
•require us to obtain licenses or authorizations from regulators;
•regulate transactions, including investments in or transactions with affiliates or related parties (which may include Brookfield) and intra-group guarantees;
•in certain jurisdictions, restrict the payment of dividends or other distributions of capital;
•require the disclosure of financial and other information to regulators, including financial statements, financial conditions reports, and annual capital and solvency returns;

•impose restrictions on the nature, quality and concentration of investments;
•regulate the admissibility of assets and capital;
•provide for involvement in the payment or adjudication of claims beyond the terms of the policies;
•establish certain minimum operational requirements or customer service standards such as the timeliness of finalized policy language or lead time for notice of non-renewal or changes in terms and conditions; and
•allow for the performance of certain periodic examinations of its financial condition.
The impact of these regulations, including, in particular the restrictions on investments in affiliates or related parties, may have an adverse effect on our investment portfolio returns. As part of regular, mandated risk assessments, regulators may take steps that have the effect of restricting our business activities, which may in turn have a material impact on our ability to achieve growth objectives and earnings targets. All of our insurance subsidiaries are subject to minimum capital and surplus requirements. Any failure to meet applicable requirements or minimum statutory capital requirements could subject us to examination or corrective action by regulators, including limitations on our writing additional business or engaging in finance activities, supervision, receivership, or liquidation. In addition, each regulated insurance business we operate is subject to a number of restrictions on assets we may hold under relevant regulations and tax rules, and regulators may, as has happened in the past, alter such restrictions, thus potentially affecting our investment policy and any associated projected income or growth return from our investments. In addition, based on our perceived risk profile, regulators may require additional regulatory capital to be held by us (including as part of guidance provided by the regulator to us on a confidential basis), which, among other things, may affect the business we can write and the amount of dividends we are able to pay out.
As a result, in connection with the conduct of our various businesses, we believe it is crucial to establish and maintain good working relationships with the various regulatory authorities having jurisdiction over our businesses. If those relationships and that reputation were to deteriorate, our businesses could be materially and adversely affected. For example, we require various consents and approvals from our regulators, both with respect to transactions we enter into and in the ordinary course of the conduct of our businesses. If we fail to maintain good working relationships with our regulators, it may become more difficult or impossible for us to obtain those consents and approvals, either on a timely basis or at all.
The reinsurance and insurance industries have experienced substantial volatility as a result of investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning various practices within the reinsurance and insurance industry. If we or any of our subsidiaries were to be found to be in breach of any existing or new laws or regulations now or in the future, we would be exposed to the risk of intervention by regulatory authorities, including investigation and surveillance, and judicial or administrative proceedings. In addition, our reputation could suffer and we could be fined, sanctioned or suspended or prohibited from engaging in some or all of our business activities or could be sued by counterparties, as well as forced to devote significant resources to cooperate with regulatory investigations, any of which could have a material adverse effect on our results of operations. These events, if they occur, could affect the competitive market and the way we conduct our business and manage our capital and could result in lower revenues and higher costs.
Lastly, international standards continue to emerge in response to the globalization of the insurance industry and evolving standards of regulation, privacy, solvency measurement and risk management. Any international conventions or mandates that directly or indirectly impact or influence the nature of regulation or industry operations in the jurisdictions in which we operate could negatively affect us.